FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

1291394

~~0001305818~~

Park Place Securities, Inc.
Exact Name of Registrant as Specified in Charter

Registrant CIK Number

Form 8-K, August 24, 2005, Series 2005-WHQ4

333-118640

Name of Person Filing the Document
(If Other than the Registrant)




05064857

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 24, 2015

PARK PLACE SECURITIES, INC.

By: 

Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET

$1,117,471,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates
Series 2005-WHQ4

August 18, 2005

Park Place Securities, Inc.

(Depositor)

Ameriquest Mortgage Company
(Seller)

Argent Mortgage Company, L.L.C.
(Originator)

HomEq Servicing Corporation
(Master Servicer)

Mortgage Guaranty Insurance Corporation
(Pool Insurer)

All terms and statements are subject to change.


RBS Greenwich Capital

Banc of America Securities



TERM SHEET DATED August 18, 2005

Park Place Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2005-WHQ4
$1,117,471,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1][2]	WAL[3][4] (yrs) Call / Mat	Principal Payment Window[3][4] Call / Mat	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings (S / M / F)	Initial Credit Enhancement (%)
Offered Certificates									
A-2A	327,204,000	FLT/SEN/SEQ	1.00 / 1.00	1-22 / 1-22	0	Act/360	August 2035	[AAA / Aaa / AAA]	18.35%
A-2B	141,057,000	FLT/SEN/SEQ	2.00 / 2.00	22-26 / 22-26	0	Act/360	August 2035	[AAA / Aaa / AAA]	18.35%
A-2C	171,391,000	FLT/SEN/SEQ	3.15 / 3.15	26-59 / 26-59	0	Act/360	August 2035	[AAA / Aaa / AAA]	18.35%
A-2D	119,504,000	FLT/SEN/SEQ	6.46 / 7.92	59-85 / 59-200	0	Act/360	August 2035	[AAA / Aaa / AAA]	18.35%
M-1	73,938,000	FLT/MEZ	4.89 / 5.43	42-85 / 42-162	0	Act/360	August 2035	[AA+ / Aa1 / AA+]	15.10%
M-2	67,113,000	FLT/MEZ	4.83 / 5.35	41-85 / 41-154	0	Act/360	August 2035	[AA+ / Aa2 / AA+]	12.15%
M-3	47,775,000	FLT/MEZ	4.80 / 5.29	40-85 / 40-146	0	Act/360	August 2035	[AA / Aa3 / AA]	10.05%
M-4	34,125,000	FLT/MEZ	4.78 / 5.24	39-85 / 39-138	0	Act/360	August 2035	[AA / A1 / AA]	8.55%
M-5	34,125,000	FLT/MEZ	4.77 / 5.20	39-85 / 39-132	0	Act/360	August 2035	[A+ / A2 / A+]	7.05%
M-6	32,988,000	FLT/MEZ	4.75 / 5.13	38-85 / 38-125	0	Act/360	August 2035	[A/ A3 / A]	5.60%
M-7	30,713,000	FLT/MEZ	4.74 / 5.06	38-85 / 38-116	0	Act/360	August 2035	[A / Baa1 / A]	4.25%
M-8	17,063,000	FLT/MEZ	4.74 / 4.96	37-85 / 37-105	0	Act/360	August 2035	[A- / Baa2 / A-]	3.50%
M-9	20,475,000	FLT/MEZ	4.72 / 4.83	37-85 / 37-98	0	Act/360	August 2035	[BBB / Baa3/ BBB]	2.60%
Non-Offered Certificates									
A-1A	878,705,000	FLT/SEN	Not Offered		0	Act/360	August 2035	[AAA / Aaa / AAA]	18.35%
A-1B	219,676,000	FLT/SEN/MEZ	Not Offered		0	Act/360	August 2035	[AAA / Aaa / AAA]	18.35%
M-10	13,650,000	FLT/MEZ	Not Offered		0	Act/360	August 2035	[BBB- / NR / BBB-]	2.00%
M-11	9,100,000	FLT/MEZ	Not Offered		0	Act/360	August 2035	[BB+ / NR / BB+]	1.60%
CE	36,398,473	N/A	Not Offered		N/A			NR/NR/NR	N/A
P	100	N/A	Not Offered		N/A			NR/NR/NR	N/A
R	N/A	N/A	Not Offered		N/A			NR/NR/NR	N/A
R-X	N/A	N/A	Not Offered		N/A			NR/NR/NR	N/A

(1) The interest rate on each of the Class A and Class M Certificates is subject to the related Net WAC Rate Cap.
(2) All interest bearing Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans:	2% CPR growing to 20% CPR over 10 months.
Adjustable-Rate Mortgage Loans:	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter, provided, however, the prepayment rate will not exceed 85% CPR per annum in any period.

Part I: Key Terms

Parties:

Depositor: Park Place Securities, Inc.

Seller: Ameriquest Mortgage Company

Originator: Argent Mortgage Company, L.L.C.

Master Servicer: HomEq Servicing Corporation

Trustee and Swap Administrator: Wells Fargo Bank, N. A.

Custodian: Deutsche Bank National Trust Company

Swap Provider: TBD.

Pool Insurer: Mortgage Guaranty Insurance Corporation. The Pool Insurer will issue a mortgage pool insurance policy (the "Pool Policy"). The Pool Policy will provide coverage for credit losses on covered loans, to the extent not covered by Net Monthly Excess Cashflow, once such cumulative losses reach 6.50% of the aggregate principal balance of the covered loans as of the Cut-off Date up to a limit of 8.25%, of the aggregate principal balance of the covered loans as of the Cut-off Date. Approximately 98.57% of the Group I Mortgage Loans and approximately 98.64% of the Group II Mortgage Loans, are subject to insurance coverage provided by the Pool Policy. The amount of coverage under the Pool Policy is limited in amount and payment is subject to certain conditions and limitations as set forth in the Pool Policy.

Co-Lead Underwriters: Greenwich Capital Markets, Inc. and Banc of America Securities LLC

Co-Managers: Citigroup Global Markets Inc. and Deutsche Bank Securities, Inc.

Collateral:

Mortgage Loans: 11,917 adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans with loan to value ratios (with respect to first liens) or combined loan to value ratios (with respect to second liens) at origination not in excess of 100% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $2,275,000,573. References to percentages or balances herein are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 8,394 adjustable-rate and fixed-rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,345,231,122 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 3,523 adjustable-rate and fixed-rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $929,769,451 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae or Freddie Mac.

Dates:

Cut-off Date:	The close of business on August 1, 2005.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in September 2005.
Record Date:	Class A and Class M Certificates: the close of business on the business day immediately preceding the related Distribution Date.
	Retained Certificates: the close of business on the last business day of the month preceding the month in which the related Distribution Date occurs.
Expected Pricing Date:	The week of August 15, 2005.
Expected Closing Date:	On or about August 30, 2005.

Designations:

Certificates:	Park Place Securities, Inc. Asset-Backed Pass-Through Certificates, Series 2005-WHQ4.
Class A Certificates:	The Group I and the Group II Certificates.
Class M Certificates:	Class M1, Class M2, Class M-3, Class M4, Class M5, Class M6, Class M7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1A and Class A-1B Certificates) and Class M Certificates (other than the Class M-10 and Class M-11 Certificates).
Non-Offered Certificates:	Class A-1A, Class A-1B, Class M-10 and Class M-11 and the Retained Certificates.
Retained Certificates:	Class CE, Class P, Class R and Class R-X Certificates.
Group I Certificates:	Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A2A, Class A2B, Class A2C and Class A2D Certificates, which evidence interests in the Group II Mortgage Loans.
Insured Certificates:	None.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	The Offered Certificates will not be ERISA eligible as of the Closing Date.
SMMEA Eligibility:	The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 18th day of the month or, if such day is not a business day, the business day immediately preceding such 18th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	With respect to any Distribution Date will be the period commencing on the 16th day in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, commencing on the Cut-off Date) and ending on the 15th day of the calendar month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date and each of the Class A and Class M Certificates will be Actual/360. The Class A and Class M Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The Servicing Fee Rate (0.50% per annum) and Custodial Fee Rate (as defined in the Pooling and Servicing Agreement).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer or the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Net Swap Payments received from the Swap Provider (if any). Pool Policy
Initial Overcollateralization Target Percentage:	Approximately 1.60%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	18.35%	2x Initial CE%
M-1	15.10%	2x Initial CE%
M-2	12.15%	2x Initial CE%
M-3	10.05%	2x Initial CE%
M-4	8.55%	2x Initial CE%
M-5	7.05%	2x Initial CE%
M-6	5.60%	2x Initial CE%
M-7	4.25%	2x Initial CE%
M-8	3.50%	2x Initial CE%
M-9	2.60%	2x Initial CE%
M-10	2.00%	2x Initial CE%
M-11	1.60%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal payments received during the related Prepayment Period) over (ii) the sum of the aggregate Certificate Principal Balances of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment, if any, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Approximately 98.57% of the Group I Mortgage Loans and approximately 98.64% of the Group II Mortgage Loans, are subject to insurance coverage provided by the Pool Policy. The amount of coverage under the Pool Policy is limited in amount and payment is subject to certain conditions and limitations as set forth in the Pool Policy.

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A and the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group minus (y) the Net Swap Payment or Swap Termination Payment made to the Swap Provider, if any, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment or Swap Termination Payment (only if such Swap Termination Payment is not due to a Swap Provider Trigger Event (as defined in the Swap Agreement) made by the Swap Provider to the Trust and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans (the "Net Swap Payment Rate").

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rate of the Group II Mortgage Loans.

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus, an amount, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Provider and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans.

Coupon Step-up: If the right to terminate the Trust is not exercised on the Optional Termination Date, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, on a senior basis and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $2,275,000,000. Under the Swap Agreement, the Trust will be obligated to pay an amount equal to 4.443% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally prior to distributions to Certificateholders.**

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, the Trustee and the Custodian, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds (including amounts paid under the Pool Policy), liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal distributed on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated *pro rata,* with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A-1A and Class A-1B Certificates, in that order, until the certificate principal balances thereof have been reduced to zero.

Principal distributions on the Group II Certificates will be allocated sequentially, to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the certificate principal balances thereof have been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group(s) of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Sequential Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if (i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by subsequent recoveries received through the last day of such Due Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds (x) [1.45]% with respect to any Distribution Date prior to the 25th Distribution Date or (y) [1.45]% for the 25th Distribution Date, plus an additional 1/12th of [1.80]% for each Distribution Date thereafter, up through and including the 36th Distribution Date or (ii) on or after the 37th Distribution Date, a Trigger Event is in effect.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be distributed on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal distributions will be made sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [41.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related due period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
September 2007 through August 2008	[1.45]% for the first month plus an additional 1/12th of [1.80]% for each month thereafter
September 2008 through August 2009	[3.25]% for the first month plus an additional 1/12th of [1.85]% for each month thereafter
September 2009 through August 2010	[5.10]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
September 2010 through August 2011	[6.60]% for the first month plus an additional 1/12th of [0.80]% for each month thereafter
September 2011 and thereafter	[7.40]%

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From Available Funds, to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider and other fees and expenses of the Trust.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above.

From Net Monthly Excess Cashflow, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event) owed to the Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account, to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by th addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upo information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely t Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than tr addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As suc no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based refle present market conditions or future market performance. These Computational Materials should not be construed as eithe projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepaymen assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields an principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or fast than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computation Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities m differ from those shown in the Computational Materials due to differences between the actual underlying assets and tr hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of an security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, In nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlyin assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has bee filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securitie discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall n constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in th communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of suc securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus suppleme relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in th communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwic Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willir to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make eve effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original such party by mail.

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
9/25/2005	2,275,000,000	11/25/2007	675,477,489
10/25/2005	2,254,069,812	12/25/2007	646,521,480
11/25/2005	2,227,044,506	1/25/2008	618,856,631
12/25/2005	2,193,933,210	2/25/2008	592,423,670
1/25/2006	2,154,790,667	3/25/2008	567,178,075
2/25/2006	2,109,719,489	4/25/2008	543,052,527
3/25/2006	2,058,871,376	5/25/2008	519,995,742
4/25/2006	2,002,449,200	6/25/2008	497,958,838
5/25/2006	1,940,705,750	7/25/2008	476,895,228
6/25/2006	1,873,977,291	8/25/2008	456,760,717
7/25/2006	1,803,966,050	9/25/2008	437,525,742
8/25/2006	1,731,138,733	10/25/2008	419,135,648
9/25/2006	1,661,290,557	11/25/2008	401,552,049
10/25/2006	1,594,298,365	12/25/2008	384,738,346
11/25/2006	1,530,044,132	1/25/2009	368,659,653
12/25/2006	1,468,414,752	2/25/2009	353,282,695
1/25/2007	1,409,301,827	3/25/2009	338,578,219
2/25/2007	1,352,601,474	4/25/2009	324,513,250
3/25/2007	1,298,192,569	5/25/2009	311,058,954
4/25/2007	1,246,000,268	6/25/2009	298,187,830
5/25/2007	1,195,938,533	7/25/2009	285,873,655
6/25/2007	1,147,534,796	8/25/2009	274,091,411
7/25/2007	1,098,802,432	9/25/2009	262,817,381
8/25/2007	967,608,003	10/25/2009	252,028,650
9/25/2007	854,816,098	11/25/2009	241,703,511
10/25/2007	757,879,115	12/25/2009	231,821,256

Sensitivity Analysis - To Optional Termination Date

		0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
A-2A	Average Life (yrs)	12.31	1.58	1.22	1.00	0.85	0.75
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	234	35	25	22	18	15
	Prin Pmt Window (mos)	234	35	25	22	18	15
A-2B	Average Life (yrs)	21.35	3.68	2.46	2.00	1.77	1.53
	First Principal Period	234	35	25	22	18	15
	Last Principal Period	277	55	36	26	24	22
	Prin Pmt Window (mos)	44	21	12	5	7	8
A-2C	Average Life (yrs)	25.48	6.95	4.61	3.15	2.22	1.99
	First Principal Period	277	55	36	26	24	22
	Last Principal Period	331	121	81	59	32	26
	Prin Pmt Window (mos)	55	67	46	34	9	5
A-2D	Average Life (yrs)	28.53	13.07	8.83	6.46	4.52	2.65
	First Principal Period	331	121	81	59	32	26
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	16	51	36	27	34	27
M-1	Average Life (yrs)	26.67	9.39	6.30	4.89	4.63	4.32
	First Principal Period	275	54	37	42	50	52
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	44	16	1
M-2	Average Life (yrs)	26.67	9.39	6.30	4.83	4.35	4.32
	First Principal Period	275	54	37	41	46	52
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	45	20	1
M-3	Average Life (yrs)	26.67	9.39	6.30	4.80	4.19	4.24
	First Principal Period	275	54	37	40	43	49
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	46	23	4
M-4	Average Life (yrs)	26.67	9.39	6.30	4.78	4.11	4.01
	First Principal Period	275	54	37	39	42	46
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	47	24	7
M-5	Average Life (yrs)	26.67	9.39	6.30	4.77	4.05	3.86
	First Principal Period	275	54	37	39	41	44
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	47	25	9
M-6	Average Life (yrs)	26.67	9.39	6.30	4.75	4.00	3.73
	First Principal Period	275	54	37	38	40	42
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	48	26	11
M-7	Average Life (yrs)	26.67	9.39	6.30	4.74	3.96	3.64
	First Principal Period	275	54	37	38	39	40
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	48	27	13
M-8	Average Life (yrs)	26.67	9.39	6.30	4.74	3.93	3.58
	First Principal Period	275	54	37	37	38	39
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	49	28	14
M-9	Average Life (yrs)	26.67	9.39	6.30	4.72	3.90	3.52
	First Principal Period	275	54	37	37	38	39
	Last Principal Period	346	171	116	85	65	52
	Prin Pmt Window (mos)	72	118	80	49	28	14

Sensitivity Analysis - To Maturity

		0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
A-2A	Average Life (yrs)	12.31	1.58	1.22	1.00	0.85	0.75
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	234	35	25	22	18	15
	Prin Pmt Window (mos)	234	35	25	22	18	15
A-2B	Average Life (yrs)	21.35	3.68	2.46	2.00	1.77	1.53
	First Principal Period	234	35	25	22	18	15
	Last Principal Period	277	55	36	26	24	22
	Prin Pmt Window (mos)	44	21	12	5	7	8
A-2C	Average Life (yrs)	25.48	6.95	4.61	3.15	2.22	1.99
	First Principal Period	277	55	36	26	24	22
	Last Principal Period	331	121	81	59	32	26
	Prin Pmt Window (mos)	55	67	46	34	9	5
A-2D	Average Life (yrs)	28.81	15.38	10.70	7.92	5.69	3.01
	First Principal Period	331	121	81	59	32	26
	Last Principal Period	359	324	259	200	159	130
	Prin Pmt Window (mos)	29	204	179	142	128	105
M-1	Average Life (yrs)	26.78	10.28	7.00	5.43	5.07	6.59
	First Principal Period	275	54	37	42	50	65
	Last Principal Period	358	288	214	162	127	102
	Prin Pmt Window (mos)	84	235	178	121	78	38
M-2	Average Life (yrs)	26.78	10.25	6.97	5.35	4.77	5.11
	First Principal Period	275	54	37	41	46	54
	Last Principal Period	357	279	204	154	120	97
	Prin Pmt Window (mos)	83	226	168	114	75	44
M-3	Average Life (yrs)	26.78	10.21	6.94	5.29	4.59	4.57
	First Principal Period	275	54	37	40	43	49
	Last Principal Period	357	268	194	146	114	91
	Prin Pmt Window (mos)	83	215	158	107	72	43
M-4	Average Life (yrs)	26.78	10.17	6.90	5.24	4.48	4.31
	First Principal Period	275	54	37	39	42	46
	Last Principal Period	356	258	185	138	108	87
	Prin Pmt Window (mos)	82	205	149	100	67	42
M-5	Average Life (yrs)	26.78	10.12	6.86	5.20	4.40	4.13
	First Principal Period	275	54	37	39	41	44
	Last Principal Period	356	249	177	132	103	82
	Prin Pmt Window (mos)	82	196	141	94	63	39
M-6	Average Life (yrs)	26.77	10.05	6.80	5.13	4.31	3.98
	First Principal Period	275	54	37	38	40	42
	Last Principal Period	355	237	167	125	97	77
	Prin Pmt Window (mos)	81	184	131	88	58	36
M-7	Average Life (yrs)	26.76	9.93	6.71	5.06	4.21	3.83
	First Principal Period	275	54	37	38	39	40
	Last Principal Period	354	224	156	116	90	72
	Prin Pmt Window (mos)	80	171	120	79	52	33
M-8	Average Life (yrs)	26.74	9.79	6.60	4.96	4.12	3.72
	First Principal Period	275	54	37	37	38	39
	Last Principal Period	352	206	143	105	81	65
	Prin Pmt Window (mos)	78	153	107	69	44	27
M-9	Average Life (yrs)	26.71	9.59	6.45	4.83	4.00	3.59
	First Principal Period	275	54	37	37	38	39
	Last Principal Period	350	193	133	98	75	60
	Prin Pmt Window (mos)	76	140	97	62	38	22

Net WAC Cap for the Group I Certificates

Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)
1	7.32	23.73	33	7.49	16.88	65	7.95	10.40
2	6.09	22.45	34	7.32	16.55	66	7.94	10.39
3	6.01	22.31	35	7.50	16.62	67	8.79	11.48
4	6.09	22.31	36	7.71	17.19	68	7.93	10.35
5	6.01	22.13	37	7.71	17.05	69	8.19	10.68
6	6.02	22.02	38	7.90	17.15	70	7.92	10.32
7	6.30	22.16	39	7.71	16.79	71	8.17	10.65
8	6.03	21.74	40	7.90	16.89	72	7.90	10.29
9	6.13	21.65	41	7.70	16.55	73	7.89	10.28
10	6.05	21.37	42	7.77	17.09	74	8.15	10.60
11	6.15	21.25	43	8.42	17.78	75	7.88	10.25
12	6.06	20.93	44	7.76	16.85	76	8.13	10.57
13	6.07	20.71	45	7.97	16.98	77	7.86	10.22
14	6.18	20.59	46	7.76	16.61	78	7.86	10.20
15	6.09	20.27	47	7.96	16.77	79	8.39	10.89
16	6.20	20.16	48	7.76	17.05	80	7.84	10.17
17	6.11	19.85	49	7.76	16.94	81	8.10	10.49
18	6.12	19.65	50	7.96	17.10	82	7.83	10.14
19	6.47	19.79	51	7.75	16.71	83	8.08	10.46
20	6.13	19.25	52	7.96	16.88	84	7.81	10.11
21	6.25	19.16	53	8.04	10.17	85	7.80	10.09
22	6.15	18.86	54	8.03	10.36			
23	6.31	18.80	55	8.88	11.46			
24	7.15	18.94	56	8.01	10.33			
25	7.16	18.26	57	8.27	10.66			
26	7.33	17.81	58	8.00	10.30			
27	7.17	17.10	59	8.26	10.63			
28	7.34	17.11	60	7.99	10.48			
29	7.17	16.81	61	7.98	10.46			
30	7.31	17.13	62	8.24	10.79			
31	7.68	17.37	63	7.97	10.43			
32	7.31	16.83	64	8.22	10.76			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 3.588% and 4.026% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate"), is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Net WAC Cap for the Group II Certificates

Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)
1	7.03	23.45	33	7.53	16.76	65	7.98	10.19
2	5.84	22.20	34	7.35	16.44	66	7.97	10.18
3	5.77	22.06	35	7.53	16.50	67	8.82	11.25
4	5.84	22.06	36	7.74	17.04	68	7.96	10.15
5	5.77	21.89	37	7.74	16.90	69	8.22	10.47
6	5.78	21.78	38	7.94	16.99	70	7.94	10.12
7	6.03	21.89	39	7.74	16.64	71	8.20	10.44
8	5.79	21.49	40	7.94	16.74	72	7.93	10.09
9	5.88	21.40	41	7.74	16.39	73	7.92	10.08
10	5.80	21.13	42	7.80	16.94	74	8.18	10.40
11	5.90	21.00	43	8.45	17.62	75	7.91	10.05
12	5.82	20.69	44	7.79	16.70	76	8.16	10.36
13	5.83	20.47	45	8.00	16.83	77	7.89	10.02
14	5.93	20.34	46	7.79	16.47	78	7.88	10.00
15	5.85	20.03	47	7.99	16.60	79	8.42	10.67
16	5.95	19.91	48	7.79	16.90	80	7.87	9.97
17	5.87	19.61	49	7.79	16.79	81	8.12	10.29
18	5.88	19.41	50	8.00	16.95	82	7.85	9.94
19	6.20	19.52	51	7.78	16.56	83	8.11	10.26
20	5.89	19.01	52	7.99	16.73	84	7.84	9.91
21	6.00	18.91	53	8.07	10.02	85	7.83	9.89
22	5.92	18.63	54	8.06	10.18			
23	6.04	18.54	55	8.91	11.26			
24	7.02	18.78	56	8.04	10.15			
25	7.03	18.10	57	8.31	10.48			
26	7.20	17.65	58	8.03	10.13			
27	7.04	16.95	59	8.29	10.45			
28	7.21	16.96	60	8.02	10.27			
29	7.05	16.65	61	8.01	10.25			
30	7.34	17.01	62	8.27	10.58			
31	7.71	17.25	63	7.99	10.22			
32	7.35	16.72	64	8.25	10.55			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 3.588% and 4.026% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate"), is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Net WAC Cap for the Class M Certificates

Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)
1	7.20	23.62	33	7.51	16.83	65	7.96	10.32
2	5.98	22.35	34	7.33	16.50	66	7.96	10.30
3	5.91	22.21	35	7.51	16.57	67	8.80	11.39
4	5.99	22.21	36	7.72	17.13	68	7.94	10.27
5	5.92	22.03	37	7.72	16.99	69	8.20	10.60
6	5.92	21.92	38	7.92	17.08	70	7.93	10.24
7	6.19	22.05	39	7.72	16.73	71	8.18	10.57
8	5.93	21.64	40	7.92	16.83	72	7.91	10.21
9	6.02	21.55	41	7.72	16.49	73	7.91	10.20
10	5.95	21.27	42	7.78	17.03	74	8.16	10.52
11	6.05	21.15	43	8.43	17.72	75	7.89	10.16
12	5.97	20.83	44	7.78	16.78	76	8.15	10.49
13	5.98	20.61	45	7.98	16.92	77	7.88	10.13
14	6.08	20.49	46	7.77	16.55	78	7.87	10.12
15	5.99	20.18	47	7.98	16.70	79	8.40	10.80
16	6.10	20.06	48	7.77	16.99	80	7.85	10.09
17	6.01	19.75	49	7.77	16.87	81	8.11	10.41
18	6.02	19.55	50	7.98	17.04	82	7.84	10.06
19	6.36	19.68	51	7.77	16.65	83	8.09	10.38
20	6.03	19.15	52	7.97	16.82	84	7.82	10.03
21	6.15	19.06	53	8.05	10.11	85	7.82	10.01
22	6.06	18.77	54	8.04	10.29			
23	6.20	18.69	55	8.89	11.37			
24	7.10	18.87	56	8.03	10.26			
25	7.11	18.19	57	8.29	10.59			
26	7.27	17.74	58	8.01	10.23			
27	7.11	17.04	59	8.27	10.56			
28	7.29	17.05	60	8.00	10.39			
29	7.13	16.74	61	7.99	10.37			
30	7.32	17.08	62	8.25	10.71			
31	7.69	17.32	63	7.98	10.35			
32	7.33	16.79	64	8.24	10.67			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 3.588%and 4.026% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate"), is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Excess Spread [3]

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)
1	2.89	3.588	4.026	2.89
2	2.12	3.822	4.026	2.12
3	2.11	3.960	4.246	2.11
4	2.12	4.123	4.315	2.12
5	2.11	4.183	4.359	2.11
6	2.12	4.279	4.395	2.11
7	2.16	4.343	4.414	2.15
8	2.13	4.364	4.426	2.10
9	2.15	4.367	4.435	2.12
10	2.14	4.383	4.444	2.10
11	2.16	4.391	4.452	2.12
12	2.15	4.394	4.462	2.09
13	2.16	4.410	4.472	2.08
14	2.19	4.421	4.480	2.11
15	2.17	4.419	4.488	2.07
16	2.21	4.431	4.496	2.10
17	2.18	4.447	4.496	2.06
18	2.19	4.455	4.469	2.05
19	2.29	4.458	4.440	2.16
20	2.20	4.466	4.432	2.04
21	2.24	4.465	4.427	2.08
22	2.22	4.431	4.424	2.04
23	2.29	4.290	4.430	2.14
24	3.29	4.284	4.463	3.14
25	3.29	4.413	4.499	3.08
26	3.34	4.432	4.514	3.10
27	3.28	4.450	4.528	2.99
28	3.35	4.467	4.540	3.06
29	3.29	4.482	4.548	2.98
30	3.49	4.495	4.554	3.35
31	3.62	4.505	4.557	3.49
32	3.49	4.513	4.556	3.32
33	3.55	4.518	4.554	3.39

Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
34	3.49	4.519	4.550	3.30
35	3.55	4.516	4.545	3.38
36	3.88	4.510	4.540	3.77
37	3.88	4.503	4.537	3.76
38	3.93	4.498	4.534	3.81
39	3.88	4.494	4.533	3.73
40	3.95	4.491	4.533	3.82
41	3.88	4.489	4.535	3.73
42	3.95	4.488	4.539	3.83
43	4.18	4.489	4.545	4.10
44	3.96	4.491	4.552	3.82
45	4.03	4.496	4.560	3.90
46	3.95	4.502	4.567	3.79
47	4.03	4.511	4.574	3.88
48	3.95	4.522	4.581	3.82
49	3.95	4.531	4.586	3.81
50	4.03	4.535	4.591	3.90
51	3.94	4.540	4.596	3.78
52	4.02	4.545	4.601	3.87
53	4.23	4.550	4.606	3.65
54	4.23	4.555	4.612	3.66
55	4.61	4.560	4.617	4.13
56	4.21	4.565	4.622	3.63
57	4.33	4.570	4.628	3.78
58	4.20	4.575	4.633	3.60
59	4.32	4.580	4.639	3.75
60	4.18	4.586	4.645	3.60
61	4.17	4.591	4.650	3.58
62	4.30	4.597	4.656	3.73
63	4.16	4.602	4.661	3.55
64	4.28	4.608	4.666	3.70
65	4.14	4.613	4.672	3.53
66	4.14	4.618	4.677	3.53

Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
67	4.52	4.624	4.683	4.01
68	4.12	4.629	4.688	3.50
69	4.24	4.634	4.693	3.65
70	4.11	4.640	4.699	3.48
71	4.24	4.645	4.704	3.64
72	4.11	4.650	4.709	3.48
73	4.10	4.655	4.715	3.48
74	4.23	4.661	4.720	3.64
75	4.10	4.666	4.725	3.46
76	4.23	4.671	4.730	3.62
77	4.10	4.676	4.735	3.45
78	4.10	4.681	4.741	3.46
79	4.36	4.686	4.746	3.79
80	4.10	4.691	4.751	3.45
81	4.23	4.696	4.756	3.61
82	4.10	4.701	4.761	3.44
83	4.23	4.706	4.766	3.60
84	4.10	4.711	4.772	3.45
85	4.10	4.716	4.777	3.44

(1) Assumes 1mLIBOR and 6mLIBOR stay at 3.588%and 4.026% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee), less the aggregate interest on the Certificates and the Net Swap Payment divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	11,917		
Aggregate Current Principal Balance:	$2,275,000,573.20		
Average Current Principal Balance:	$190,903.80		$19,982.83 to $749,586.04
Aggregate Original Principal Balance:	$2,276,982,127.00		$20,000.00 to $750,000.00
Average Original Principal Balance:	$191,070.08		
Fully Amortizing Mortgage Loans:	100%		
1st Lien:	99.58%		
Wtd. Avg. Gross Coupon:	7.338%		5.200% to 12.700%
Wtd. Avg. Original Term (months):	358		180 to 360 Months
Wtd. Avg. Remaining Term (months):	356		175 to 359 Months
Wtd. Avg. Margin (ARM Loans Only):	5.796%		4.000% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.510%		11.200% to 18.050%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.510%		5.200% to 12.050%
Wtd. Avg. Original LTV[1]:	79.66%		10.93% to 100.00%
Wtd. Avg. Borrower FICO:	615		500 to 818
Geographic Distribution (Top 5):	CA	25.48%	
	FL	14.55%	
	IL	7.62%	
	AZ	6.84%	
	NY	6.56%	

[1]The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2 Yr/6 Mo Libor	5,971	$1,133,074,774.10	49.81%	359	39.25	7.680	599	81.60
2 Yr/6 Mo Libor - 2Yr IO	619	$159,427,366.06	7.01%	358	40.91	6.820	668	83.31
3 Yr/6 Mo Libor	2,527	$474,269,644.39	20.85%	359	38.94	7.414	611	80.97
3 Yr/6 Mo Libor - 3 Yr IO	212	$53,462,728.36	2.35%	358	40.09	6.835	668	83.75
Fixed	2,537	$442,097,271.30	19.43%	348	38.37	6.657	635	71.54
Fixed - 5 Yr IO	51	$12,668,788.99	0.56%	352	37.19	6.421	669	77.72
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01- 50,000.00	94	$3,266,426.00	0.14%	349	40.33	10.973	647	100.00
50,000.01- 100,000.00	2,232	$181,180,035.00	7.96%	351	36.05	7.903	607	80.20
100,000.01- 150,000.00	3,118	$389,566,019.00	17.11%	355	37.88	7.534	611	79.74
150,000.01- 200,000.00	2,239	$390,859,876.00	17.17%	357	38.84	7.362	612	79.15
200,000.01- 250,000.00	1,533	$344,475,402.00	15.13%	357	39.26	7.268	612	78.87
250,000.01- 300,000.00	978	$268,392,096.00	11.79%	358	39.97	7.194	620	79.54
300,000.01- 350,000.00	624	$202,366,409.00	8.89%	359	40.54	7.129	622	79.50
350,000.01- 400,000.00	400	$149,541,755.00	6.57%	357	39.98	7.052	622	79.78
400,000.01- 450,000.00	263	$111,544,013.00	4.90%	357	41.40	7.211	629	80.74
450,000.01- 500,000.00	196	$93,544,375.00	4.11%	359	40.29	7.232	625	81.13
500,000.01- 550,000.00	87	$45,721,351.00	2.01%	353	40.25	7.005	634	80.32
550,000.01- 600,000.00	69	$39,862,253.00	1.75%	359	39.79	7.305	611	82.36
600,000.01- 650,000.00	36	$22,539,797.00	0.99%	359	41.30	7.200	597	79.53
650,000.01- 700,000.00	20	$13,553,420.00	0.60%	358	39.89	6.902	610	79.92
700,000.01- 750,000.00	28	$20,568,900.00	0.90%	352	38.72	7.239	594	76.06
Total	**11,917**	**$2,276,982,127.00**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01- 50,000.00	94	$3,260,019.94	0.14%	349	40.33	10.973	647	100.00
50,000.01- 100,000.00	2,234	$181,196,915.16	7.96%	351	36.06	7.902	607	80.20
100,000.01- 150,000.00	3,119	$389,471,543.99	17.12%	355	37.88	7.536	611	79.74
150,000.01- 200,000.00	2,237	$390,286,740.13	17.16%	357	38.84	7.361	612	79.15
200,000.01- 250,000.00	1,534	$344,482,790.95	15.14%	357	39.26	7.269	612	78.88
250,000.01- 300,000.00	977	$267,964,643.30	11.78%	358	39.97	7.193	620	79.52
300,000.01- 350,000.00	625	$202,604,621.86	8.91%	359	40.57	7.128	622	79.49
350,000.01- 400,000.00	398	$148,724,540.21	6.54%	357	39.95	7.055	622	79.80
400,000.01- 450,000.00	264	$111,880,385.62	4.92%	357	41.35	7.206	630	80.75
450,000.01- 500,000.00	196	$93,508,580.02	4.11%	359	40.33	7.234	624	81.12
500,000.01- 550,000.00	86	$45,185,735.95	1.99%	353	40.28	7.013	634	80.32
550,000.01- 600,000.00	69	$39,831,419.03	1.75%	359	39.79	7.305	611	82.36
600,000.01- 650,000.00	36	$22,519,205.90	0.99%	359	41.30	7.201	597	79.53
650,000.01- 700,000.00	20	$13,536,389.70	0.60%	358	39.88	6.902	610	79.92
700,000.01- 750,000.00	28	$20,547,041.44	0.90%	352	38.72	7.239	594	76.06
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121- 180	154	$19,926,644.52	0.88%	179	33.85	6.710	623	67.52
181- 240	108	$14,302,438.67	0.63%	239	38.49	6.650	631	70.39
301- 360	11,655	$2,240,771,490.01	98.50%	359	39.19	7.348	615	79.83
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000- 5.499	88	$22,435,337.64	0.99%	359	39.68	5.348	635	74.74
5.500- 5.999	1,029	$243,079,250.51	10.68%	353	38.83	5.747	653	71.57
6.000- 6.499	1,343	$290,220,498.50	12.76%	355	39.27	6.239	640	75.60
6.500- 6.999	2,120	$424,180,902.02	18.65%	356	39.37	6.740	629	77.38
7.000- 7.499	1,663	$316,378,189.96	13.91%	356	39.15	7.239	616	79.26
7.500- 7.999	2,000	$371,232,671.89	16.32%	358	39.53	7.738	600	82.33
8.000- 8.499	1,320	$228,332,635.68	10.04%	358	38.86	8.224	595	84.82
8.500- 8.999	1,140	$199,383,991.91	8.76%	358	38.64	8.719	584	85.58
9.000- 9.499	589	$94,702,920.74	4.16%	359	38.28	9.204	587	87.20
9.500- 9.999	354	$56,209,837.40	2.47%	359	38.75	9.704	575	83.43
10.000- 10.499	69	$9,973,748.83	0.44%	359	38.08	10.229	561	81.97
10.500- 10.999	74	$9,602,609.86	0.42%	354	41.34	10.670	561	75.69
11.000- 11.499	54	$4,072,432.02	0.18%	353	43.27	11.217	601	87.36
11.500- 11.999	47	$3,877,348.09	0.17%	354	43.59	11.788	597	88.08
12.000- 12.499	26	$1,289,268.46	0.06%	343	40.34	12.174	622	97.36
12.500- 12.999	1	$28,929.69	0.00%	354	33.00	12.700	634	100.00
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Original Loan-to-Value Ratios[1]

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 25.00	17	$1,552,912.08	0.07%	334	35.19	7.322	572	21.35
25.01 - 30.00	14	$2,371,237.75	0.10%	331	35.54	7.118	623	27.14
30.01 - 35.00	30	$4,460,016.04	0.20%	329	35.93	6.531	615	32.77
35.01 - 40.00	53	$7,729,552.86	0.34%	349	35.91	6.725	615	37.67
40.01 - 45.00	87	$14,762,203.74	0.65%	333	38.38	6.571	616	42.52
45.01 - 50.00	124	$20,017,922.61	0.88%	346	36.23	6.860	604	47.82
50.01 - 55.00	177	$31,442,652.93	1.38%	351	38.74	6.715	598	52.80
55.01 - 60.00	317	$63,111,874.36	2.77%	356	39.36	6.700	603	57.87
60.01 - 65.00	510	$102,626,631.07	4.51%	354	40.44	6.990	594	63.36
65.01 - 70.00	704	$146,156,265.37	6.42%	356	39.89	7.051	590	68.69
70.01 - 75.00	1,050	$210,486,609.33	9.25%	355	39.97	7.158	586	73.94
75.01 - 80.00	4,223	$822,520,237.00	36.15%	357	39.56	6.930	632	79.70
80.01 - 85.00	1,027	$204,687,079.59	9.00%	356	38.59	7.475	598	84.45
85.01 - 90.00	2,399	$430,368,305.20	18.92%	358	37.75	8.054	613	89.76
90.01 - 95.00	1,014	$203,207,380.40	8.93%	359	39.34	8.168	638	94.80
95.01 - 100.00	171	$9,499,692.87	0.42%	349	41.65	11.147	650	99.99
Total:	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500-519	576	$100,952,168.82	4.44%	358	41.70	8.163	509	76.18
520-539	888	$163,712,578.46	7.20%	358	40.87	8.060	530	76.89
540-559	1,175	$212,074,167.01	9.32%	357	40.31	7.944	551	78.28
560-579	1,057	$202,660,402.80	8.91%	356	39.34	7.759	569	78.28
580-599	1,146	$225,814,191.94	9.93%	356	39.56	7.406	588	78.31
600-619	1,544	$291,729,973.29	12.82%	356	38.65	7.152	609	79.91
620-639	1,659	$306,085,036.48	13.45%	357	39.03	7.149	629	80.56
640-659	1,283	$249,144,046.93	10.95%	357	39.08	7.049	650	81.33
660-679	889	$174,191,744.76	7.66%	354	38.52	7.020	668	81.77
680-699	751	$148,710,852.55	6.54%	355	37.22	6.854	689	80.81
700-719	444	$89,678,884.96	3.94%	357	37.99	6.814	709	82.13
720-739	244	$54,744,692.89	2.41%	358	36.81	6.807	729	82.14
740-759	146	$29,962,458.75	1.32%	358	36.78	6.726	749	82.05
760-779	74	$16,887,940.80	0.74%	358	38.94	6.356	769	77.38
780-799	34	$7,108,461.66	0.31%	356	35.65	6.482	786	77.29
800>=	7	$1,542,971.10	0.07%	359	30.77	6.477	806	82.03
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	714	$126,142,887.83	5.54%	353	14.15	7.388	629	80.02
20.01 - 25.00	649	$103,338,837.88	4.54%	355	23.30	7.386	617	78.43
25.01 - 30.00	1,027	$176,131,890.87	7.74%	356	28.26	7.316	623	78.92
30.01 - 35.00	1,561	$277,092,316.20	12.18%	356	33.18	7.291	620	79.52
35.01 - 40.00	2,065	$379,196,656.37	16.67%	357	38.21	7.310	616	79.87
40.01 - 45.00	2,552	$515,107,186.37	22.64%	357	43.02	7.364	617	80.48
45.01 - 50.00	2,908	$599,610,459.26	26.36%	357	48.02	7.386	611	81.30
50.01 - 55.00	441	$98,380,338.42	4.32%	355	53.15	7.078	584	67.12
Total:	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	1,959	$579,565,589.96	25.48%	357	40.99	6.947	616	75.98
Florida	1,843	$331,073,029.25	14.55%	357	38.68	7.345	621	80.25
Illinois	971	$173,253,146.74	7.62%	357	40.15	7.500	625	82.21
Arizona	963	$155,651,388.16	6.84%	356	37.94	7.425	615	81.94
New York	478	$149,285,973.83	6.56%	358	39.66	6.964	625	75.53
Texas	762	$94,201,269.81	4.14%	350	37.00	7.674	611	82.27
Maryland	420	$91,208,728.88	4.01%	357	38.84	7.415	594	77.66
New Jersey	350	$82,527,517.20	3.63%	354	39.48	7.498	609	78.12
Michigan	520	$66,392,144.12	2.92%	358	37.42	8.074	602	85.23
Nevada	289	$58,980,756.99	2.59%	357	38.50	7.307	621	79.83
Georgia	247	$39,263,352.31	1.73%	358	37.24	7.666	614	85.28
Ohio	374	$39,199,054.30	1.72%	355	36.81	7.948	590	83.83
Massachusetts	124	$32,512,449.03	1.43%	359	40.02	7.409	651	81.66
Washington	162	$31,731,225.44	1.39%	359	39.44	7.317	615	82.34
Minnesota	154	$28,747,776.34	1.26%	357	37.96	7.569	616	81.94
Colorado	155	$27,611,008.70	1.21%	356	36.68	7.103	616	82.31
Missouri	235	$27,062,772.98	1.19%	356	36.64	7.884	601	84.52
Utah	163	$26,048,312.93	1.14%	358	38.85	7.226	632	83.62
Pennsylvania	191	$25,968,704.77	1.14%	356	38.12	7.780	580	79.24
Wisconsin	181	$22,099,906.99	0.97%	358	40.67	8.282	595	84.40
Indiana	207	$20,048,626.19	0.88%	356	36.93	7.919	609	85.99
Connecticut	96	$20,033,144.88	0.88%	357	36.87	7.538	622	79.57
Hawaii	54	$16,534,115.03	0.73%	357	38.24	6.714	634	75.55
Louisiana	124	$14,273,427.14	0.63%	352	37.59	7.644	602	81.45
North Carolina	106	$13,325,090.37	0.59%	356	36.86	7.760	601	81.66
Tennessee	102	$11,563,974.12	0.51%	355	38.69	7.798	590	86.34
Rhode Island	56	$11,453,079.83	0.50%	359	39.21	7.658	604	78.80
Oklahoma	77	$9,764,255.53	0.43%	349	37.36	7.794	604	85.60
Oregon	52	$9,062,452.39	0.40%	359	37.59	7.409	626	81.77
Kentucky	70	$8,813,697.69	0.39%	354	39.84	7.653	609	85.19
Alabama	66	$8,034,816.66	0.35%	357	34.46	8.181	604	84.35
New Mexico	56	$7,859,622.61	0.35%	359	35.82	7.917	623	82.86
Delaware	38	$6,551,653.45	0.29%	354	35.22	7.694	601	81.33
Iowa	46	$4,706,944.26	0.21%	353	34.27	7.958	598	81.04
Mississippi	36	$4,072,896.37	0.18%	356	39.70	7.765	604	84.37
Kansas	31	$3,796,681.63	0.17%	357	37.57	8.181	604	83.04
New Hampshire	16	$3,162,230.09	0.14%	359	37.97	7.686	613	80.61
Maine	20	$3,066,305.86	0.13%	359	39.85	7.400	614	80.31
Arkansas	19	$2,609,594.02	0.11%	359	34.58	7.632	623	84.79
Nebraska	25	$2,472,634.99	0.11%	353	39.52	8.061	614	83.86
South Carolina	23	$2,461,186.71	0.11%	359	41.86	7.448	586	82.68
Alaska	13	$2,405,850.87	0.11%	359	38.73	7.370	604	80.58
Wyoming	16	$2,389,207.46	0.11%	357	35.23	6.914	624	78.18
Idaho	11	$1,497,718.54	0.07%	358	30.16	7.401	618	73.27
Vermont	6	$1,213,876.27	0.05%	359	34.97	7.498	582	79.36
Montana	7	$1,162,651.80	0.05%	359	39.32	7.631	596	78.33
North Dakota	3	$280,729.71	0.01%	359	40.56	8.134	626	86.53
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	10,551	$2,059,297,919.67	90.52%	356	39.89	7.263	612	79.20
Non-Owner Occupied	1,227	$189,078,383.17	8.31%	358	31.08	8.140	650	84.11
Second Home	139	$26,624,270.36	1.17%	359	38.17	7.468	660	83.91
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full Documentation	6,660	$1,219,052,360.99	53.58%	355	38.84	7.016	604	77.99
Stated Documentation	4,711	$937,227,934.96	41.20%	358	39.85	7.775	631	81.72
Limited Documentation	546	$118,720,277.25	5.22%	356	36.60	7.209	610	80.60
Total:	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Cash Out Refinance	6,180	$1,233,068,206.59	54.20%	355	39.69	7.264	595	75.96
Purchase	5,027	$931,956,308.44	40.97%	359	38.58	7.453	642	84.46
Rate/Term Refinance	710	$109,976,058.17	4.83%	350	37.76	7.203	616	80.53
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	8,866	$1,673,053,409.90	73.54%	356	38.79	7.162	631	80.58
2	1,936	$383,354,337.33	16.85%	357	39.59	7.591	580	79.45
3	547	$108,616,362.76	4.77%	356	40.48	7.994	558	77.05
4	387	$72,157,372.03	3.17%	356	38.47	8.109	555	70.57
5	181	$37,819,091.18	1.66%	358	47.30	9.248	551	65.69
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family	8,656	$1,617,441,372.09	71.10%	356	39.28	7.296	612	79.42
PUD	1,695	$339,433,807.76	14.92%	357	39.37	7.435	608	81.24
Two-Four Family	784	$181,947,103.65	8.00%	357	38.30	7.425	637	77.82
Condominium	782	$136,178,289.70	5.99%	358	37.98	7.490	639	81.07
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
N/A	3,758	$716,729,743.37	31.50%	356	39.00	7.647	617	81.00
12	462	$123,990,620.74	5.45%	358	39.44	7.225	624	77.46
24	4,915	$935,549,078.39	41.12%	358	39.51	7.444	607	81.43
36	2,782	$498,731,130.70	21.92%	353	38.56	6.725	628	74.97
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

Conforming Balances

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Conforming	10,980	$1,852,969,497.99	81.45%	356	38.86	7.368	614	79.39
Non-Conforming	937	$422,031,075.21	18.55%	357	40.36	7.209	620	80.85
Total	**11,917**	**$2,275,000,573.20**	**100.00%**	**356**	**39.14**	**7.338**	**615**	**79.66**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.000- 11.499	87	$22,309,480.83	1.23%	359	39.60	5.348	635	74.87
11.500- 11.999	491	$110,993,107.79	6.10%	358	39.16	5.768	645	76.78
12.000- 12.499	864	$194,282,038.41	10.67%	358	39.78	6.243	642	77.98
12.500- 12.999	1,492	$313,304,579.40	17.21%	359	39.74	6.747	628	78.97
13.000- 13.499	1,319	$265,926,971.80	14.61%	359	39.43	7.241	616	80.40
13.500- 13.999	1,787	$341,018,124.80	18.73%	359	39.63	7.741	598	82.98
14.000- 14.499	1,204	$213,906,530.85	11.75%	359	38.95	8.222	594	85.42
14.500- 14.999	1,085	$193,776,991.83	10.65%	359	38.69	8.721	584	85.86
15.000- 15.499	556	$90,883,481.67	4.99%	359	38.22	9.203	587	87.45
15.500- 15.999	331	$54,534,556.74	3.00%	359	38.80	9.706	575	83.59
16.000- 16.499	52	$8,767,834.43	0.48%	359	38.46	10.214	551	80.42
16.500- 16.999	43	$7,762,471.36	0.43%	359	41.19	10.655	538	70.86
17.000- 17.499	11	$1,449,234.37	0.08%	359	42.49	11.273	527	67.53
17.500- 17.999	6	$1,233,932.74	0.07%	359	46.24	11.825	517	67.33
18.000- 18.499	1	$85,175.89	0.00%	359	39.00	12.050	504	60.00
Total	9,329	$1,820,234,512.91	100.00%	359	39.34	7.510	610	81.65

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000- 5.499	87	$22,309,480.83	1.23%	359	39.60	5.348	635	74.87
5.500- 5.999	491	$110,993,107.79	6.10%	358	39.16	5.768	645	76.78
6.000- 6.499	864	$194,282,038.41	10.67%	358	39.78	6.243	642	77.98
6.500- 6.999	1,492	$313,304,579.40	17.21%	359	39.74	6.747	628	78.97
7.000- 7.499	1,319	$265,926,971.80	14.61%	359	39.43	7.241	616	80.40
7.500- 7.999	1,787	$341,018,124.80	18.73%	359	39.63	7.741	598	82.98
8.000- 8.499	1,204	$213,906,530.85	11.75%	359	38.95	8.222	594	85.42
8.500- 8.999	1,085	$193,776,991.83	10.65%	359	38.69	8.721	584	85.86
9.000- 9.499	556	$90,883,481.67	4.99%	359	38.22	9.203	587	87.45
9.500- 9.999	331	$54,534,556.74	3.00%	359	38.80	9.706	575	83.59
10.000- 10.499	52	$8,767,834.43	0.48%	359	38.46	10.214	551	80.42
10.500- 10.999	43	$7,762,471.36	0.43%	359	41.19	10.655	538	70.86
11.000- 11.499	11	$1,449,234.37	0.08%	359	42.49	11.273	527	67.53
11.500- 11.999	6	$1,233,932.74	0.07%	359	46.24	11.825	517	67.33
12.000- 12.499	1	$85,175.89	0.00%	359	39.00	12.050	504	60.00
Total	9,329	$1,820,234,512.91	100.00%	359	39.34	7.510	610	81.65

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.000- 4.249	970	$186,077,685.45	10.22%	359	40.10	7.515	629	82.89
4.500- 4.749	4	$880,614.04	0.05%	359	40.81	6.759	565	73.13
5.000- 5.249	2	$295,659.84	0.02%	356	40.71	7.847	561	89.46
5.750- 5.999	1	$171,920.00	0.01%	359	36.00	5.990	647	80.00
6.000- 6.249	8,343	$1,630,723,361.15	89.59%	359	39.25	7.509	608	81.52
6.250- 6.499	2	$781,316.72	0.04%	359	47.00	8.711	556	70.97
6.750- 6.999	1	$343,703.82	0.02%	359	50.00	6.750	628	80.00
7.000- 7.249	6	$960,251.89	0.05%	359	36.22	8.456	579	77.50
Total	9,329	$1,820,234,512.91	100.00%	359	39.34	7.510	610	81.65

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
February 1, 2007	8	$2,557,943.43	0.14%	354	36.35	8.116	578	87.29
March 1, 2007	7	$864,937.39	0.05%	355	37.23	8.619	582	88.73
April 1, 2007	56	$12,551,304.30	0.69%	356	39.87	7.462	583	87.61
May 1, 2007	133	$26,635,404.30	1.46%	357	39.01	7.811	594	85.99
June 1, 2007	769	$143,924,081.76	7.91%	358	39.33	7.568	606	82.41
July 1, 2007	5,617	$1,105,968,468.98	60.76%	359	39.48	7.568	609	81.55
February 1, 2008	2	$219,175.05	0.01%	354	35.22	8.210	526	81.58
March 1, 2008	4	$699,234.96	0.04%	355	20.87	7.320	634	89.99
April 1, 2008	18	$4,766,768.48	0.26%	356	36.49	7.354	589	88.01
May 1, 2008	34	$6,896,431.43	0.38%	357	37.11	7.689	606	86.40
June 1, 2008	184	$33,911,104.22	1.86%	358	39.36	7.259	613	81.37
July 1, 2008	2,497	$481,239,658.61	26.44%	359	39.12	7.357	617	81.09
Total	**9,329**	**$1,820,234,512.91**	**100.00%**	**359**	**39.34**	**7.510**	**610**	**81.65**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	9,329	$1,820,234,512.91	100.00%	359	39.34	7.510	610	81.65
Total	**9,329**	**$1,820,234,512.91**	**100.00%**	**359**	**39.34**	**7.510**	**610**	**81.65**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	9,329	$1,820,234,512.91	100.00%	359	39.34	7.510	610	81.65
Total	**9,329**	**$1,820,234,512.91**	**100.00%**	**359**	**39.34**	**7.510**	**610**	**81.65**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	8,394	
Aggregate Current Principal Balance:	$1,345,231,122.31	
Average Current Principal Balance:	$160,261.03	$19.982.83 to $613,612.16
Aggregate Original Principal Balance:	$1,346,425,066.00	
Average Original Principal Balance:	$160,403.27	$20,000.00 to $615,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	99.80%	
Wtd. Avg. Gross Coupon:	7.441%	5.200% to 12.250%
Wtd. Avg. Original Term (months):	357	180 to 360
Wtd. Avg. Remaining Term (months):	356	175 to 359
Wtd. Avg. Margin (ARM Loans Only):	5.776%	4.000% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.639%	11.200% to 18.050%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.639%	5.200% to 12.050%
Wtd. Avg. Original LTV[1]:	78.56%	10.93% to 100.00%
Wtd. Avg. Borrower FICO:	605	500 to 818
Geographic Distribution (Top 5):	CA: 18.24%	
	FL: 13.94%	
	IL: 9.05%	
	AZ: 8.05%	
	NY: 5.21%	

[1]The loan-to- value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

DESCRIPTION OF GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2 Yr/6 Mo Libor	4,406	$697,678,180.50	51.86%	359	38.93	7.794	591	80.64
2 Yr/6 Mo Libor - 2Yr IO	251	$44,648,854.58	3.32%	358	39.90	6.844	666	83.78
3 Yr/6 Mo Libor	1,947	$314,071,539.35	23.35%	359	39.22	7.457	602	80.02
3 Yr/6 Mo Libor - 3 Yr IO	106	$20,555,169.23	1.53%	358	39.03	6.882	668	84.11
Fixed	1,648	$260,675,959.66	19.38%	346	38.18	6.655	628	70.03
Fixed - 5 Yr IO	36	$7,601,418.99	0.57%	347	35.68	6.332	672	74.10
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01- 50,000.00	56	$1,872,460.00	0.14%	353	42.81	10.898	647	100.00
50,000.01- 100,000.00	1,938	$156,761,832.00	11.64%	352	36.11	7.888	603	80.08
100,000.01- 150,000.00	2,537	$316,598,777.00	23.51%	355	38.30	7.565	606	79.60
150,000.01- 200,000.00	1,682	$293,361,495.00	21.79%	357	39.16	7.433	604	78.55
200,000.01- 250,000.00	1,062	$238,861,863.00	17.74%	357	39.39	7.329	603	77.49
250,000.01- 300,000.00	630	$172,831,262.00	12.84%	358	39.95	7.241	607	77.93
300,000.01- 350,000.00	376	$121,932,443.00	9.06%	358	40.42	7.130	604	77.37
350,000.01- 400,000.00	78	$28,371,785.00	2.11%	356	40.34	7.103	609	76.05
400,000.01- 450,000.00	24	$10,340,150.00	0.77%	354	38.05	7.330	635	77.48
450,000.01- 500,000.00	8	$3,799,999.00	0.28%	359	33.35	6.970	640	75.43
500,000.01- 550,000.00	1	$520,000.00	0.04%	359	38.00	6.950	622	80.00
550,000.01- 600,000.00	1	$558,000.00	0.04%	359	27.00	6.750	638	90.00
600,000.01- 650,000.00	1	$615,000.00	0.05%	358	54.00	5.350	609	64.74
Total	**8,394**	**$1,346,425,066.00**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01- 50,000.00	56	$1,868,381.38	0.14%	353	42.80	10.898	647	100.00
50,000.01- 100,000.00	1,940	$156,806,486.37	11.66%	352	36.11	7.886	603	80.08
100,000.01- 150,000.00	2,538	$316,569,028.08	23.53%	355	38.29	7.567	606	79.60
150,000.01- 200,000.00	1,680	$292,866,354.60	21.77%	357	39.17	7.431	604	78.55
200,000.01- 250,000.00	1,062	$238,701,078.69	17.74%	357	39.37	7.330	603	77.50
250,000.01- 300,000.00	630	$172,728,952.49	12.84%	358	39.96	7.239	607	77.91
300,000.01- 350,000.00	375	$121,525,999.22	9.03%	358	40.44	7.133	604	77.37
350,000.01- 400,000.00	78	$28,345,764.55	2.11%	356	40.34	7.103	609	76.05
400,000.01- 450,000.00	24	$10,331,059.20	0.77%	354	38.05	7.330	635	77.48
450,000.01- 500,000.00	8	$3,796,836.03	0.28%	359	33.35	6.970	640	75.43
500,000.01- 550,000.00	1	$519,569.54	0.04%	359	38.00	6.950	622	80.00
550,000.01- 600,000.00	1	$558,000.00	0.04%	359	27.00	6.750	638	90.00
600,000.01- 650,000.00	1	$613,612.16	0.05%	358	54.00	5.350	609	64.74
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121- 180	113	$13,178,067.69	0.98%	179	34.73	6.728	615	67.88
181- 240	86	$10,938,643.87	0.81%	239	37.77	6.693	632	70.03
301- 360	8,195	$1,321,114,410.75	98.21%	359	38.92	7.454	605	78.74
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

DESCRIPTION OF GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000- 5.499	58	$11,666,433.57	0.87%	359	41.40	5.351	634	72.33
5.500- 5.999	666	$131,321,588.55	9.76%	352	38.91	5.755	644	69.71
6.000- 6.499	818	$145,364,412.61	10.81%	354	39.12	6.244	627	73.20
6.500- 6.999	1,379	$234,051,319.30	17.40%	355	39.39	6.734	619	75.70
7.000- 7.499	1,137	$183,704,080.95	13.66%	355	38.60	7.243	606	77.64
7.500- 7.999	1,470	$231,108,867.88	17.18%	358	39.09	7.740	592	81.25
8.000- 8.499	1,036	$153,656,732.36	11.42%	358	38.98	8.230	589	83.86
8.500- 8.999	907	$132,114,078.66	9.82%	358	37.85	8.720	580	84.58
9.000- 9.499	468	$62,761,421.62	4.67%	358	37.45	9.199	586	85.79
9.500- 9.999	289	$41,684,491.14	3.10%	359	38.70	9.696	577	82.97
10.000- 10.499	56	$6,957,561.28	0.52%	359	37.41	10.238	562	80.48
10.500- 10.999	55	$7,117,635.34	0.53%	353	40.56	10.691	547	73.07
11.000- 11.499	25	$1,986,274.18	0.15%	358	43.48	11.272	558	76.31
11.500- 11.999	15	$1,101,178.59	0.08%	351	43.10	11.732	562	79.99
12.000- 12.499	15	$635,046.28	0.05%	357	39.38	12.139	613	94.63
Total	8,394	$1,345,231,122.31	100.00%	356	38.87	7.441	605	78.56

Original Loan-to-Value Ratios[1]

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 25.00	16	$1,482,979.79	0.11%	333	35.62	7.378	570	21.82
25.01- 30.00	9	$1,127,487.38	0.08%	325	29.21	6.287	630	27.57
30.01- 35.00	25	$3,408,973.87	0.25%	344	33.89	6.582	621	32.95
35.01- 40.00	44	$6,056,178.96	0.45%	350	37.26	6.825	612	37.72
40.01- 45.00	74	$12,219,338.90	0.91%	342	39.34	6.636	612	42.46
45.01- 50.00	107	$15,683,249.34	1.17%	346	36.69	6.885	600	47.69
50.01- 55.00	147	$24,882,043.20	1.85%	351	38.23	6.705	600	52.89
55.01- 60.00	242	$43,394,469.09	3.23%	355	38.75	6.924	590	57.94
60.01- 65.00	429	$78,310,702.91	5.82%	355	39.93	7.045	588	63.30
65.01- 70.00	579	$106,824,383.65	7.94%	356	39.62	7.154	588	68.72
70.01- 75.00	870	$153,708,768.12	11.43%	355	39.50	7.216	583	73.97
75.01- 80.00	2,442	$383,731,332.55	28.53%	357	39.57	7.083	613	79.55
80.01- 85.00	819	$130,718,278.14	9.72%	356	38.80	7.596	593	84.43
85.01- 90.00	1,895	$283,852,728.28	21.10%	358	37.20	8.140	615	89.74
90.01- 95.00	628	$97,202,710.32	7.23%	358	39.19	8.190	637	94.74
95.01-100.00	68	$2,627,497.81	0.20%	351	42.60	11.015	645	100.00
Total:	8,394	$1,345,231,122.31	100.00%	356	38.87	7.441	605	78.56

DESCRIPTION OF GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	513	$81,072,398.79	6.03%	358	41.53	8.223	509	75.82
520 - 539	763	$124,065,957.33	9.22%	358	40.74	8.083	530	76.45
540 - 559	961	$148,724,928.87	11.06%	357	40.23	7.921	551	77.25
560 - 579	854	$141,162,762.90	10.49%	356	39.35	7.719	569	76.96
580 - 599	867	$142,477,577.32	10.59%	355	39.11	7.410	589	77.36
600 - 619	1,058	$170,244,952.27	12.66%	356	38.99	7.149	609	78.50
620 - 639	1,051	$166,089,215.24	12.35%	356	38.18	7.129	629	79.45
640 - 659	783	$123,882,777.64	9.21%	355	37.91	7.101	650	80.51
660 - 679	541	$84,343,273.87	6.27%	354	37.98	7.079	668	80.82
680 - 699	458	$74,245,228.83	5.52%	354	36.22	6.971	689	80.94
700 - 719	262	$42,570,629.22	3.16%	356	36.63	7.031	709	83.42
720 - 739	136	$22,848,485.53	1.70%	359	35.18	7.042	728	81.54
740 - 759	89	$14,794,521.57	1.10%	358	34.49	6.924	749	81.95
760 - 779	38	$5,648,211.25	0.42%	359	34.71	6.605	770	78.77
780 - 799	17	$2,417,007.31	0.18%	359	35.81	7.125	786	79.04
800 >=	3	$643,194.37	0.05%	359	43.12	6.264	809	80.00
Total:	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	508	$75,291,393.21	5.60%	354	14.48	7.620	628	79.08
20.01 - 25.00	483	$67,850,441.32	5.04%	354	23.27	7.468	610	77.01
25.01 - 30.00	736	$109,786,016.91	8.16%	355	28.29	7.390	614	77.37
30.01 - 35.00	1,121	$171,893,548.02	12.78%	356	33.15	7.414	610	79.03
35.01 - 40.00	1,453	$229,987,271.27	17.10%	356	38.15	7.423	606	78.75
40.01 - 45.00	1,730	$289,066,126.01	21.49%	357	43.01	7.451	605	79.31
45.01 - 50.00	2,020	$335,989,079.84	24.98%	357	48.01	7.484	598	80.50
50.01 - 55.00	343	$65,367,245.73	4.86%	357	53.13	7.160	579	66.33
Total:	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

DESCRIPTION OF GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	1,057	$245,341,475.20	18.24%	357	40.28	6.981	600	71.09
Florida	1,174	$187,505,967.65	13.94%	356	38.75	7.391	612	78.27
Illinois	747	$121,717,452.89	9.05%	357	40.49	7.507	618	81.65
Arizona	733	$108,348,175.10	8.05%	357	38.32	7.407	607	81.57
New York	269	$70,106,222.54	5.21%	357	39.43	7.032	606	71.55
Maryland	340	$64,468,348.97	4.79%	357	38.56	7.482	589	76.99
Texas	501	$54,180,274.15	4.03%	347	36.78	7.741	607	81.70
Michigan	458	$53,700,227.58	3.99%	358	37.66	8.091	595	84.85
New Jersey	235	$47,329,289.00	3.52%	352	39.14	7.482	599	75.34
Nevada	208	$37,596,670.78	2.79%	356	38.32	7.362	617	79.00
Ohio	339	$34,063,281.12	2.53%	355	36.48	8.033	588	83.88
Georgia	192	$29,164,676.71	2.17%	357	37.15	7.741	612	85.94
Missouri	211	$23,427,966.73	1.74%	356	37.58	7.938	596	84.68
Washington	123	$21,964,381.93	1.63%	359	39.64	7.284	610	81.90
Pennsylvania	165	$21,797,878.51	1.62%	358	37.68	7.844	579	79.44
Minnesota	126	$21,064,498.23	1.57%	358	38.49	7.589	612	81.79
Colorado	127	$20,100,920.42	1.49%	355	38.74	7.161	615	82.43
Wisconsin	160	$18,781,256.09	1.40%	358	41.16	8.404	586	84.44
Utah	118	$16,937,288.35	1.26%	359	38.39	7.351	625	84.14
Indiana	176	$16,475,400.76	1.22%	356	37.28	7.961	609	86.37
Connecticut	64	$11,428,674.79	0.85%	357	36.47	7.629	621	80.68
Hawaii	37	$11,088,926.87	0.82%	356	39.48	6.677	612	71.82
Massachusetts	48	$10,961,741.24	0.81%	359	38.88	7.673	649	80.80
North Carolina	88	$10,744,868.70	0.80%	355	36.09	7.689	601	82.44
Rhode Island	45	$9,040,354.91	0.67%	359	38.63	7.644	599	77.71
Louisiana	84	$8,802,324.00	0.65%	348	38.61	7.761	589	79.84
Tennessee	87	$8,762,352.18	0.65%	354	38.17	7.776	587	85.93
Kentucky	53	$6,036,715.84	0.45%	354	38.65	7.654	600	85.02
Oklahoma	52	$5,958,754.12	0.44%	345	37.59	7.800	594	86.03
Alabama	50	$5,478,963.64	0.41%	356	36.76	8.201	598	83.24
Delaware	34	$5,378,704.59	0.40%	353	33.30	7.487	600	79.01
Oregon	36	$5,321,812.11	0.40%	359	41.24	7.594	611	81.00
New Mexico	32	$3,981,793.35	0.30%	359	37.87	7.860	633	83.24
Iowa	40	$3,718,331.84	0.28%	359	35.50	8.148	594	80.96
Kansas	29	$3,452,127.43	0.26%	357	39.07	8.208	598	82.41
New Hampshire	13	$2,518,992.23	0.19%	359	38.48	7.780	593	80.76
Mississippi	24	$2,420,752.71	0.18%	353	42.58	7.763	592	82.57
Maine	15	$2,380,161.77	0.18%	359	40.76	7.517	595	78.88
Nebraska	23	$2,296,869.95	0.17%	359	39.48	7.983	612	83.56
Arkansas	17	$2,243,609.30	0.17%	359	33.34	7.553	624	83.13
Wyoming	13	$2,015,142.50	0.15%	359	35.62	6.987	629	77.54
South Carolina	18	$1,927,980.19	0.14%	359	41.28	7.482	581	82.74
Alaska	10	$1,844,976.46	0.14%	359	37.64	7.400	602	79.63
Vermont	6	$1,213,876.27	0.09%	359	34.97	7.498	582	79.36
Montana	6	$1,006,853.49	0.07%	359	37.67	7.542	588	78.07
Idaho	8	$853,079.41	0.06%	359	34.76	7.537	595	70.23
North Dakota	3	$280,729.71	0.02%	359	40.56	8.134	626	86.53
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

DESCRIPTION OF GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Non-Owner Occupied	1,158	$165,849,618.17	12.33%	358	31.33	8.144	649	84.31
Owner Occupied	7,107	$1,155,703,746.21	85.91%	356	39.94	7.339	598	77.62
Second Home	129	$23,677,757.93	1.76%	359	39.10	7.479	658	83.86
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full Documentation	5,026	$797,646,275.74	59.29%	355	39.05	7.160	594	77.43
Stated Documentation	3,035	$492,086,891.90	36.58%	357	38.77	7.905	623	80.40
Limited Documentation	333	$55,497,954.67	4.13%	356	37.16	7.358	597	78.50
Total:	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Cash Out Refinance	5,306	$924,638,867.57	68.73%	356	39.32	7.337	592	75.68
Purchase	2,459	$330,558,115.23	24.57%	359	37.83	7.778	641	85.78
Rate/Term Refinance	629	$90,034,139.51	6.69%	350	37.97	7.272	611	81.64
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	5,815	$907,674,100.56	67.47%	356	38.50	7.224	623	79.55
2	1,603	$270,821,150.85	20.13%	356	39.08	7.638	577	78.82
3	473	$79,727,605.72	5.93%	356	39.76	8.066	554	76.95
4	341	$57,351,565.45	4.26%	357	38.31	8.129	554	70.05
5	162	$29,656,699.73	2.20%	358	46.85	9.259	551	66.46
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family	6,335	$989,106,317.74	73.53%	356	38.98	7.401	602	78.42
PUD	1,040	$178,239,951.39	13.25%	357	39.41	7.478	601	80.14
Two-Four Family	558	$110,305,434.81	8.20%	357	37.17	7.584	626	76.20
Condominium	461	$67,579,418.37	5.02%	358	38.56	7.698	630	80.32
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
N/A	2,671	$436,047,747.11	32.41%	356	38.73	7.687	607	79.91
12	278	$57,659,020.76	4.29%	357	38.85	7.254	615	74.77
24	3,459	$542,490,251.40	40.33%	358	39.07	7.619	595	80.46
36	1,986	$309,034,103.04	22.97%	352	38.70	6.817	618	74.02
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Conforming	8,394	$1,345,231,122.31	100.00%	356	38.87	7.441	605	78.56
Total	**8,394**	**$1,345,231,122.31**	**100.00%**	**356**	**38.87**	**7.441**	**605**	**78.56**

DESCRIPTION OF GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.000- 11.499	57	$11,540,576.76	1.07%	359	41.25	5.352	633	72.55
11.500- 11.999	322	$59,415,116.94	5.52%	358	39.06	5.772	638	74.62
12.000- 12.499	500	$87,863,782.56	8.16%	357	39.73	6.247	622	75.63
12.500- 12.999	957	$166,679,965.53	15.48%	359	39.83	6.745	616	77.38
13.000- 13.499	903	$151,057,649.94	14.03%	359	38.96	7.244	605	78.95
13.500- 13.999	1,325	$212,005,943.44	19.69%	359	39.23	7.744	591	81.97
14.000- 14.499	953	$143,822,881.50	13.35%	359	39.14	8.228	589	84.42
14.500- 14.999	869	$128,324,139.25	11.92%	359	37.91	8.721	579	84.88
15.000- 15.499	448	$60,903,952.19	5.66%	359	37.42	9.200	586	85.91
15.500- 15.999	276	$40,639,527.26	3.77%	359	38.67	9.697	577	83.32
16.000- 16.499	45	$6,270,679.75	0.58%	359	38.16	10.227	556	79.65
16.500- 16.999	39	$6,369,275.25	0.59%	359	40.27	10.689	537	71.03
17.000- 17.499	11	$1,449,234.37	0.13%	359	42.49	11.273	527	67.53
17.500- 17.999	4	$525,843.03	0.05%	359	44.60	11.812	514	69.34
18.000- 18.499	1	$85,175.89	0.01%	359	39.00	12.050	504	60.00
Total	**6,710**	**$1,076,953,743.66**	**100.00%**	**358**	**39.05**	**7.639**	**599**	**80.65**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000- 5.499	57	$11,540,576.76	1.07%	359	41.25	5.352	633	72.55
5.500- 5.999	322	$59,415,116.94	5.52%	358	39.06	5.772	638	74.62
6.000- 6.499	500	$87,863,782.56	8.16%	357	39.73	6.247	622	75.63
6.500- 6.999	957	$166,679,965.53	15.48%	359	39.83	6.745	616	77.38
7.000- 7.499	903	$151,057,649.94	14.03%	359	38.96	7.244	605	78.95
7.500- 7.999	1,325	$212,005,943.44	19.69%	359	39.23	7.744	591	81.97
8.000- 8.499	953	$143,822,881.50	13.35%	359	39.14	8.228	589	84.42
8.500- 8.999	869	$128,324,139.25	11.92%	359	37.91	8.721	579	84.88
9.000- 9.499	448	$60,903,952.19	5.66%	359	37.42	9.200	586	85.91
9.500- 9.999	276	$40,639,527.26	3.77%	359	38.67	9.697	577	83.32
10.000- 10.499	45	$6,270,679.75	0.58%	359	38.16	10.227	556	79.65
10.500- 10.999	39	$6,369,275.25	0.59%	359	40.27	10.689	537	71.03
11.000- 11.499	11	$1,449,234.37	0.13%	359	42.49	11.273	527	67.53
11.500- 11.999	4	$525,843.03	0.05%	359	44.60	11.812	514	69.34
12.000- 12.499	1	$85,175.89	0.01%	359	39.00	12.050	504	60.00
Total	**6,710**	**$1,076,953,743.66**	**100.00%**	**358**	**39.05**	**7.639**	**599**	**80.65**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.000- 4.249	713	$120,435,519.86	11.18%	359	40.24	7.554	621	82.33
4.500- 4.749	3	$732,367.98	0.07%	359	42.19	6.751	556	69.71
5.000- 5.249	2	$295,659.84	0.03%	356	40.71	7.847	561	89.46
6.000- 6.249	5,986	$954,365,551.48	88.62%	358	38.90	7.650	596	80.45
6.250- 6.499	1	$261,546.77	0.02%	359	49.00	6.150	590	82.85
7.000- 7.249	5	$863,097.73	0.08%	359	34.78	8.316	582	76.09
Total	**6,710**	**$1,076,953,743.66**	**100.00%**	**358**	**39.05**	**7.639**	**599**	**80.65**

DESCRIPTION OF GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
February 1, 2007	4	$739,875.10	0.07%	354	42.93	7.785	623	91.15
March 1, 2007	5	$679,556.37	0.06%	355	42.04	8.759	586	87.86
April 1, 2007	40	$6,759,478.92	0.63%	356	39.30	7.618	590	87.65
May 1, 2007	100	$13,394,491.52	1.24%	357	39.20	8.050	583	85.40
June 1, 2007	570	$84,019,738.53	7.80%	358	38.89	7.794	591	81.90
July 1, 2007	3,938	$636,733,894.64	59.12%	359	38.98	7.722	597	80.50
February 1, 2008	2	$219,175.05	0.02%	354	35.22	8.210	526	81.58
March 1, 2008	4	$699,234.96	0.06%	355	20.87	7.320	634	89.99
April 1, 2008	14	$2,610,034.84	0.24%	356	33.84	7.608	590	87.02
May 1, 2008	24	$3,432,932.60	0.32%	357	36.88	7.635	600	86.19
June 1, 2008	149	$22,631,293.12	2.10%	358	38.88	7.396	605	80.91
July 1, 2008	1,860	$305,034,038.01	28.32%	359	39.35	7.420	606	80.08
Total	**6,710**	**$1,076,953,743.66**	**100.00%**	**358**	**39.05**	**7.639**	**599**	**80.65**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	6,710	$1,076,953,743.66	100.00%	358	39.05	7.639	599	80.65
Total	**6,710**	**$1,076,953,743.66**	**100.00%**	**358**	**39.05**	**7.639**	**599**	**80.65**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	6,710	$1,076,953,743.66	100.00%	358	39.05	7.639	599	80.65
Total	**6,710**	**$1,076,953,743.66**	**100.00%**	**358**	**39.05**	**7.639**	**599**	**80.65**

DESCRIPTION OF GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	3,523	
Aggregate Current Principal Balance:	$929,769,450.89	
Average Current Principal Balance:	$263,914.12	$21,581.88 to $749,586.04
Aggregate Original Principal Balance:	$930,557,061.00	
Average Original Principal Balance:	$264,137.68	$21,600.00 to $750,000
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	99.26%	
Wtd. Avg. Gross Coupon:	7.190%	5.200% to 12.700%
Wtd. Avg. Original Term (months):	358	180 to 360
Wtd. Avg. Remaining Term (months):	357	175 to 359
Wtd. Avg. Margin (ARM Loans Only):	5.824%	4.000% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.324%	11.200% to 17.950%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.324%	5.200% to 11.950%
Wtd. Avg. Original LTV[1]:	81.25%	11.44% to 100.00%
Wtd. Avg. Borrower FICO:	630	500 to 814
Geographic Distribution (Top 5):	CA: 35.95%	
	FL: 15.44%	
	NY: 8.52%	
	IL: 5.54%	
	AZ: 5.09%	

[1] The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

DESCRIPTION OF GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2 Yr/6 Mo Libor	1,565	$435,396,593.60	46.83%	359	39.76	7.497	611	83.14
2 Yr/6 Mo Libor - 2Yr IO	368	$114,778,511.48	12.34%	358	41.30	6.811	669	83.13
3 Yr/6 Mo Libor	580	$160,198,105.04	17.23%	359	38.41	7.330	627	82.82
3 Yr/6 Mo Libor - 3 Yr IO	106	$32,907,559.13	3.54%	359	40.76	6.806	668	83.53
Fixed	889	$181,421,311.64	19.51%	350	38.64	6.658	645	73.70
Fixed - 5 Yr IO	15	$5,067,370.00	0.55%	359	39.46	6.555	665	83.16
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01- 50,000.00	38	$1,393,966.00	0.15%	344	37.00	11.074	647	100.00
50,000.01- 100,000.00	294	$24,418,203.00	2.62%	344	35.68	8.004	631	81.00
100,000.01- 150,000.00	581	$72,967,242.00	7.84%	355	36.08	7.401	631	80.36
150,000.01- 200,000.00	557	$97,498,381.00	10.48%	358	37.86	7.149	635	80.97
200,000.01- 250,000.00	471	$105,613,539.00	11.35%	358	38.98	7.131	633	81.99
250,000.01- 300,000.00	348	$95,560,834.00	10.27%	358	40.01	7.110	643	82.46
300,000.01- 350,000.00	248	$80,433,966.00	8.64%	359	40.71	7.126	648	82.72
350,000.01- 400,000.00	322	$121,169,970.00	13.02%	357	39.89	7.039	626	80.65
400,000.01- 450,000.00	239	$101,203,863.00	10.88%	358	41.74	7.198	628	81.07
450,000.01- 500,000.00	188	$89,744,376.00	9.64%	359	40.58	7.244	624	81.38
500,000.01- 550,000.00	86	$45,201,351.00	4.86%	353	40.28	7.005	635	80.32
550,000.01- 600,000.00	68	$39,304,253.00	4.22%	359	39.98	7.313	610	82.25
600,000.01- 650,000.00	35	$21,924,797.00	2.36%	359	40.95	7.252	596	79.94
650,000.01- 700,000.00	20	$13,553,420.00	1.46%	358	39.89	6.902	610	79.92
700,000.01- 750,000.00	28	$20,568,900.00	2.21%	352	38.72	7.239	594	76.06
Total	**3,523**	**$930,557,061.00**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01- 50,000.00	38	$1,391,638.56	0.15%	344	37.00	11.074	647	100.00
50,000.01- 100,000.00	294	$24,390,428.79	2.62%	345	35.68	8.004	631	81.00
100,000.01- 150,000.00	581	$72,902,515.91	7.84%	355	36.08	7.401	631	80.36
150,000.01- 200,000.00	557	$97,420,385.53	10.48%	358	37.86	7.149	635	80.97
200,000.01- 250,000.00	472	$105,781,712.26	11.38%	358	39.00	7.131	633	82.01
250,000.01- 300,000.00	347	$95,235,690.81	10.24%	358	39.99	7.110	643	82.44
300,000.01- 350,000.00	250	$81,078,622.64	8.72%	359	40.76	7.120	648	82.66
350,000.01- 400,000.00	320	$120,378,775.66	12.95%	357	39.85	7.043	625	80.68
400,000.01- 450,000.00	240	$101,549,326.42	10.92%	358	41.69	7.193	629	81.08
450,000.01- 500,000.00	188	$89,711,743.99	9.65%	359	40.62	7.245	624	81.36
500,000.01- 550,000.00	85	$44,666,166.41	4.80%	353	40.30	7.013	634	80.33
550,000.01- 600,000.00	68	$39,273,419.03	4.22%	359	39.98	7.313	610	82.25
600,000.01- 650,000.00	35	$21,905,593.74	2.36%	359	40.95	7.252	596	79.94
650,000.01- 700,000.00	20	$13,536,389.70	1.46%	358	39.88	6.902	610	79.92
700,000.01- 750,000.00	28	$20,547,041.44	2.21%	352	38.72	7.239	594	76.06
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121- 180	41	$6,748,576.83	0.73%	179	32.14	6.676	638	66.81
181- 240	22	$3,363,794.80	0.36%	239	40.84	6.511	627	71.55
301- 360	3,460	$919,657,079.26	98.91%	359	39.58	7.196	630	81.40
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

DESCRIPTION OF GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000- 5.499	30	$10,768,904.07	1.16%	359	37.83	5.345	636	77.35
5.500- 5.999	363	$111,757,661.96	12.02%	354	38.74	5.737	663	73.76
6.000- 6.499	525	$144,856,085.89	15.58%	357	39.41	6.235	653	78.00
6.500- 6.999	741	$190,129,582.72	20.45%	357	39.34	6.747	640	79.45
7.000- 7.499	526	$132,674,109.01	14.27%	357	39.91	7.235	631	81.51
7.500- 7.999	530	$140,123,804.01	15.07%	358	40.26	7.734	613	84.13
8.000- 8.499	284	$74,675,903.32	8.03%	357	38.62	8.213	607	86.80
8.500- 8.999	233	$67,269,913.25	7.24%	359	40.19	8.718	593	87.54
9.000- 9.499	121	$31,941,499.12	3.44%	359	39.92	9.212	589	89.97
9.500- 9.999	65	$14,525,346.26	1.56%	358	38.89	9.730	571	84.76
10.000- 10.499	13	$3,016,187.55	0.32%	359	39.62	10.208	559	85.39
10.500- 10.999	19	$2,484,974.52	0.27%	355	43.56	10.612	604	83.19
11.000- 11.499	29	$2,086,157.84	0.22%	348	43.07	11.164	642	97.89
11.500- 11.999	32	$2,776,169.50	0.30%	356	43.79	11.810	611	91.29
12.000- 12.499	11	$654,222.18	0.07%	330	41.26	12.209	630	100.00
12.500- 12.999	1	$28,929.69	0.00%	354	33.00	12.700	634	100.00
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Original Loan-to-Value Ratios[1]

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 25.00	1	$69,932.29	0.01%	359	26.00	6.150	609	11.44
25.01 - 30.00	5	$1,243,750.37	0.13%	337	41.28	7.872	617	26.74
30.01 - 35.00	5	$1,051,042.17	0.11%	281	42.53	6.364	597	32.21
35.01 - 40.00	9	$1,673,373.90	0.18%	349	31.01	6.364	625	37.46
40.01 - 45.00	13	$2,542,864.84	0.27%	287	33.75	6.259	631	42.79
45.01 - 50.00	17	$4,334,673.27	0.47%	345	34.57	6.768	618	48.29
50.01 - 55.00	30	$6,560,609.73	0.71%	351	40.67	6.756	594	52.47
55.01 - 60.00	75	$19,717,405.27	2.12%	357	40.71	6.209	633	57.70
60.01 - 65.00	81	$24,315,928.16	2.62%	353	42.08	6.814	611	63.57
65.01 - 70.00	125	$39,331,881.72	4.23%	356	40.62	6.774	597	68.62
70.01 - 75.00	180	$56,777,841.21	6.11%	356	41.25	7.002	593	73.86
75.01 - 80.00	1,781	$438,788,904.45	47.19%	358	39.56	6.797	648	79.84
80.01 - 85.00	208	$73,968,801.45	7.96%	356	38.23	7.261	607	84.48
85.01 - 90.00	504	$146,515,576.92	15.76%	358	38.81	7.888	608	89.79
90.01 - 95.00	386	$106,004,670.08	11.40%	359	39.48	8.147	639	94.86
95.01 - 100.00	103	$6,872,195.06	0.74%	349	41.29	11.197	652	99.99
Total:	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

DESCRIPTION OF GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500-519	63	$19,879,770.03	2.14%	358	42.40	7.916	509	77.65
520-539	125	$39,646,621.13	4.26%	358	41.31	7.985	531	78.29
540-559	214	$63,349,238.14	6.81%	358	40.50	7.999	551	80.72
560-579	203	$61,497,639.90	6.61%	358	39.29	7.850	570	81.32
580-599	279	$83,336,614.62	8.96%	356	40.32	7.400	588	79.94
600-619	486	$121,485,021.02	13.07%	356	38.17	7.156	609	81.88
620-639	608	$139,995,821.24	15.06%	358	40.04	7.173	629	81.89
640-659	500	$125,261,269.29	13.47%	358	40.24	6.998	650	82.14
660-679	348	$89,848,470.89	9.66%	354	39.03	6.965	669	82.66
680-699	293	$74,465,623.72	8.01%	357	38.21	6.738	688	80.68
700-719	182	$47,108,255.74	5.07%	357	39.22	6.618	709	80.97
720-739	108	$31,896,207.36	3.43%	358	37.98	6.638	729	82.57
740-759	57	$15,167,937.18	1.63%	358	39.01	6.533	749	82.15
760-779	36	$11,239,729.55	1.21%	357	41.07	6.230	768	76.68
780-799	17	$4,691,454.35	0.50%	354	35.57	6.151	786	76.39
800>=	4	$899,776.73	0.10%	359	21.94	6.630	804	83.48
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
<= 20.00	206	$50,851,494.62	5.47%	352	13.66	7.044	631	81.41
20.01 - 25.00	166	$35,488,396.56	3.82%	357	23.36	7.231	630	81.14
25.01 - 30.00	291	$66,345,873.96	7.14%	357	28.21	7.194	639	81.50
30.01 - 35.00	440	$105,198,768.18	11.31%	357	33.23	7.090	636	80.33
35.01 - 40.00	612	$149,209,385.10	16.05%	357	38.31	7.135	632	81.60
40.01 - 45.00	822	$226,041,060.36	24.31%	358	43.05	7.254	631	81.97
45.01 - 50.00	888	$263,621,379.42	28.35%	358	48.04	7.263	628	82.32
50.01 - 55.00	98	$33,013,092.69	3.55%	352	53.19	6.917	595	68.68
Total:	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

DESCRIPTION OF GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	902	$334,224,114.76	35.95%	357	41.51	6.921	629	79.57
Florida	669	$143,567,061.60	15.44%	358	38.59	7.284	633	82.84
New York	209	$79,179,751.29	8.52%	359	39.86	6.905	642	79.05
Illinois	224	$51,535,693.85	5.54%	359	39.35	7.485	639	83.52
Arizona	230	$47,303,213.06	5.09%	354	37.07	7.467	633	82.78
Texas	261	40,020,995.66	4.30%	354	37.28	7.582	617	83.03
New Jersey	115	$35,198,228.20	3.79%	356	39.95	7.521	623	81.84
Maryland	80	$26,740,379.91	2.88%	355	39.51	7.254	607	79.28
Massachusetts	76	$21,550,707.79	2.32%	359	40.60	7.275	651	82.10
Nevada	81	$21,384,086.21	2.30%	359	38.83	7.210	628	81.28
Michigan	62	$12,691,916.54	1.37%	359	36.43	7.999	632	86.88
Georgia	55	$10,098,675.60	1.09%	359	37.49	7.449	619	83.35
Washington	39	$9,766,843.51	1.05%	359	38.98	7.393	625	83.33
Utah	45	$9,111,024.58	0.98%	356	39.70	6.993	644	82.66
Connecticut	32	$8,604,470.09	0.93%	357	37.39	7.416	622	78.11
Minnesota	28	$7,683,278.11	0.83%	356	36.50	7.514	627	82.35
Colorado	28	$7,510,088.28	0.81%	359	31.17	6.949	619	81.99
Louisiana	40	$5,471,103.14	0.59%	359	35.95	7.457	623	84.05
Hawaii	17	$5,445,188.16	0.59%	359	35.70	6.790	679	83.15
Ohio	35	$5,135,773.18	0.55%	355	38.99	7.385	608	83.51
Pennsylvania	26	$4,170,826.26	0.45%	348	40.40	7.447	587	78.23
New Mexico	24	$3,877,829.26	0.42%	359	33.72	7.975	614	82.46
Oklahoma	25	$3,805,501.41	0.41%	356	37.01	7.784	620	84.94
Oregon	16	$3,740,640.28	0.40%	359	32.41	7.146	648	82.87
Missouri	24	$3,634,806.25	0.39%	359	30.55	7.537	629	83.50
Indiana	31	$3,573,225.43	0.38%	353	35.31	7.722	612	84.26
Wisconsin	21	$3,318,650.90	0.36%	359	37.93	7.589	643	84.15
Tennessee	15	$2,801,621.94	0.30%	359	40.31	7.869	596	87.62
Kentucky	17	$2,776,981.85	0.30%	352	42.42	7.653	628	85.57
North Carolina	18	$2,580,221.67	0.28%	359	40.04	8.056	604	78.41
Alabama	16	$2,555,853.02	0.27%	359	29.55	8.138	619	86.74
Rhode Island	11	$2,412,724.92	0.26%	359	41.39	7.713	621	82.87
Mississippi	12	$1,652,143.66	0.18%	359	35.47	7.768	621	87.01
Delaware	4	$1,172,948.86	0.13%	359	44.02	8.644	603	91.99
Iowa	6	$988,612.42	0.11%	330	29.67	7.240	611	81.31
Maine	5	$686,144.09	0.07%	359	36.68	6.993	679	85.30
Idaho	3	$644,639.13	0.07%	358	24.08	7.222	649	77.29
New Hampshire	3	$643,237.86	0.07%	359	36.00	7.319	691	80.00
Alaska	3	$560,874.41	0.06%	359	42.32	7.271	612	83.69
South Carolina	5	$533,206.52	0.06%	358	43.97	7.325	604	82.48
Wyoming	3	$374,064.96	0.04%	349	33.10	6.521	595	81.67
Arkansas	2	$365,984.72	0.04%	359	42.23	8.116	618	95.00
Kansas	2	$344,554.20	0.04%	359	22.48	7.907	659	89.43
Nebraska	2	$175,765.04	0.02%	274	40.00	9.077	638	87.75
Montana	1	$155,798.31	0.02%	358	50.00	8.200	650	80.00
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

DESCRIPTION OF GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Owner Occupied	3,444	$903,594,173.46	97.18%	357	39.82	7.166	629	81.21
Non-Owner Occupied	69	$23,228,765.00	2.50%	356	29.36	8.113	655	82.69
Second Home	10	$2,946,512.43	0.32%	358	30.68	7.383	681	84.35
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Stated Documentation	1,676	$445,141,043.06	47.88%	358	41.05	7.631	640	83.18
Full Documentation	1,634	$421,406,085.25	45.32%	356	38.45	6.741	621	79.04
Limited Documentation	213	$63,222,322.58	6.80%	356	36.10	7.078	621	82.43
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Purchase	2,568	$601,398,193.21	64.68%	359	38.99	7.275	643	83.73
Cash Out Refinance	874	$308,429,339.02	33.17%	354	40.77	7.045	605	76.79
Rate/Term Refinance	81	$19,941,918.66	2.14%	352	36.80	6.892	640	75.56
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1	3,051	$765,379,309.34	82.32%	357	39.15	7.087	641	81.81
2	333	$112,533,186.48	12.10%	357	40.80	7.479	588	80.98
3	74	$28,888,757.04	3.11%	356	42.45	7.795	570	77.32
4	46	$14,805,806.58	1.59%	352	39.09	8.031	559	72.61
5	19	$8,162,391.45	0.88%	359	48.94	9.208	551	62.89
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family	2,321	$628,335,054.35	67.58%	357	39.76	7.130	629	81.00
PUD	655	$161,193,856.37	17.34%	357	39.33	7.389	617	82.45
Two-Four Family	226	$71,641,668.84	7.71%	357	40.03	7.180	654	80.31
Condominium	321	$68,598,871.33	7.38%	359	37.40	7.285	649	81.80
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
N/A	1,087	$280,681,996.26	30.19%	357	39.43	7.585	632	82.69
12	184	$66,331,599.98	7.13%	358	39.96	7.200	632	79.80
24	1,456	$393,058,826.99	42.27%	359	40.11	7.204	622	82.76
36	796	$189,697,027.66	20.40%	353	38.35	6.575	643	76.52
Total	**3,523**	**$929,769,450.89**	**100.00%**	**357**	**39.53**	**7.190**	**630**	**81.25**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Conforming	2,586	$507,738,375.68	54.61%	357	38.84	7.175	639	81.59
Non-Conforming	937	$422,031,075.21	45.39%	357	40.36	7.209	620	80.85
Total	3,523	$929,769,450.89	100.00%	357	39.53	7.190	630	81.25

DESCRIPTION OF GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.000- 11.499	30	$10,768,904.07	1.45%	359	37.83	5.345	636	77.35
11.500- 11.999	169	$51,577,990.85	6.94%	358	39.29	5.764	653	79.27
12.000- 12.499	364	$106,418,255.85	14.32%	359	39.82	6.239	659	79.92
12.500- 12.999	535	$146,624,613.87	19.73%	359	39.63	6.750	642	80.77
13.000- 13.499	416	$114,869,321.86	15.45%	359	40.03	7.238	631	82.30
13.500- 13.999	462	$129,012,181.36	17.36%	359	40.28	7.737	611	84.64
14.000- 14.499	251	$70,083,649.35	9.43%	359	38.57	8.210	606	87.47
14.500- 14.999	216	$65,452,852.58	8.81%	359	40.22	8.721	592	87.78
15.000- 15.499	108	$29,979,529.48	4.03%	359	39.84	9.208	588	90.58
15.500- 15.999	55	$13,895,029.48	1.87%	359	39.19	9.733	569	84.38
16.000- 16.499	7	$2,497,154.68	0.34%	359	39.19	10.184	539	82.35
16.500- 16.999	4	$1,393,196.11	0.19%	359	45.41	10.500	541	70.08
17.500- 17.999	2	$708,089.71	0.10%	359	47.46	11.835	520	65.83
Total	**2,619**	**$743,280,769.25**	**100.00%**	**359**	**39.75**	**7.324**	**626**	**83.09**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.000- 5.499	30	$10,768,904.07	1.45%	359	37.83	5.345	636	77.35
5.500- 5.999	169	$51,577,990.85	6.94%	358	39.29	5.764	653	79.27
6.000- 6.499	364	$106,418,255.85	14.32%	359	39.82	6.239	659	79.92
6.500- 6.999	535	$146,624,613.87	19.73%	359	39.63	6.750	642	80.77
7.000- 7.499	416	$114,869,321.86	15.45%	359	40.03	7.238	631	82.30
7.500- 7.999	462	$129,012,181.36	17.36%	359	40.28	7.737	611	84.64
8.000- 8.499	251	$70,083,649.35	9.43%	359	38.57	8.210	606	87.47
8.500- 8.999	216	$65,452,852.58	8.81%	359	40.22	8.721	592	87.78
9.000- 9.499	108	$29,979,529.48	4.03%	359	39.84	9.208	588	90.58
9.500- 9.999	55	$13,895,029.48	1.87%	359	39.19	9.733	569	84.38
10.000- 10.499	7	$2,497,154.68	0.34%	359	39.19	10.184	539	82.35
10.500- 10.999	4	$1,393,196.11	0.19%	359	45.41	10.500	541	70.08
11.500- 11.999	2	$708,089.71	0.10%	359	47.46	11.835	520	65.83
Total	**2,619**	**$743,280,769.25**	**100.00%**	**359**	**39.75**	**7.324**	**626**	**83.09**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.000- 4.249	257	$65,642,165.59	8.83%	359	39.85	7.444	644	83.92
4.500- 4.749	1	$148,246.06	0.02%	358	34.00	6.800	611	90.00
5.750- 5.999	1	$171,920.00	0.02%	359	36.00	5.990	647	80.00
6.000- 6.249	2,357	$676,357,809.67	91.00%	359	39.73	7.311	625	83.02
6.250- 6.499	1	$519,769.95	0.07%	359	46.00	10.000	539	65.00
6.750- 6.999	1	$343,703.82	0.05%	359	50.00	6.750	628	80.00
7.000- 7.249	1	$97,154.16	0.01%	359	49.00	9.700	550	90.00
Total	**2,619**	**$743,280,769.25**	**100.00%**	**359**	**39.75**	**7.324**	**626**	**83.09**

DESCRIPTION OF GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
February 1, 2007	4	$1,818,068.33	0.24%	354	33.67	8.251	560	85.72
March 1, 2007	2	$185,381.02	0.02%	355	19.62	8.109	568	91.92
April 1, 2007	16	$5,791,825.38	0.78%	356	40.55	7.280	575	87.57
May 1, 2007	33	$13,240,912.78	1.78%	357	38.82	7.569	605	86.59
June 1, 2007	199	$59,904,343.23	8.06%	358	39.95	7.252	625	83.12
July 1, 2007	1,679	$469,234,574.34	63.13%	359	40.16	7.358	625	82.97
April 1, 2008	4	$2,156,733.64	0.29%	356	39.71	7.046	589	89.22
May 1, 2008	10	$3,463,498.83	0.47%	357	37.33	7.743	611	86.62
June 1, 2008	35	$11,279,811.10	1.52%	358	40.31	6.984	628	82.28
July 1, 2008	637	$176,205,620.60	23.71%	359	38.73	7.250	635	82.83
Total	**2,619**	**$743,280,769.25**	**100.00%**	**359**	**39.75**	**7.324**	**626**	**83.09**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	2,619	$743,280,769.25	100.00%	359	39.75	7.324	626	83.09
Total	**2,619**	**$743,280,769.25**	**100.00%**	**359**	**39.75**	**7.324**	**626**	**83.09**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	2,619	$743,280,769.25	100.00%	359	39.75	7.324	626	83.09
Total	**2,619**	**$743,280,769.25**	**100.00%**	**359**	**39.75**	**7.324**	**626**	**83.09**

DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	882		
Aggregate Current Principal Balance:	$225,558,883.41		
Average Current Principal Balance:	$255,735.70		$60,500.00 to $719,000.00
Aggregate Original Principal Balance:	$225,560,632.00		
Average Original Principal Balance:	$255,737.68		$60,500.00 to $719,000.00
Interest Only Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	6.801%		5.250% to 9.625%
Wtd. Avg. Original Term to Maturity (months):	359		180 to 360
Wtd. Avg. Remaining Term to Maturity (months):	358		179 to 359
Wtd. Avg. Margin (ARM Loans Only):	5.880%		4.000% to 7.000%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.824%		11.250% to 15.625%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.824%		5.250% to 9.625%
Wtd. Avg. Original LTV:	83.10%		33.33% to 95.00%
Wtd. Avg. Borrower FICO:	668		597 to 818
Geographic Distribution (Top 5):	CA	45.93%	
	FL	13.17%	
	NY	5.73%	
	AZ	5.72%	
	IL	4.51%	

DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor - 2Yr IO	619	$159,427,366.06	70.68%	358	40.91	6.820	668	83.31
3 Yr/6 Mo Libor - 3 Yr IO	212	$53,462,728.36	23.70%	358	40.09	6.835	668	83.75
Fixed - 5 Yr IO	51	$12,668,788.99	5.62%	352	37.19	6.421	669	77.72
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01- 100,000.00	41	$3,581,443.00	1.59%	359	34.09	7.233	671	81.10
100,000.01- 150,000.00	162	$20,454,475.00	9.07%	357	37.24	6.878	665	81.00
150,000.01- 200,000.00	178	$31,193,771.00	13.83%	358	39.46	6.876	671	82.11
200,000.01- 250,000.00	121	$27,283,831.00	12.10%	358	39.47	6.763	668	82.49
250,000.01- 300,000.00	93	$25,647,641.00	11.37%	359	40.42	6.951	669	82.62
300,000.01- 350,000.00	91	$29,929,211.00	13.27%	359	41.08	6.705	671	82.12
350,000.01- 400,000.00	77	$29,045,978.00	12.88%	357	40.31	6.632	668	84.04
400,000.01- 450,000.00	44	$18,592,255.00	8.24%	359	42.54	6.690	672	84.59
450,000.01- 500,000.00	32	$15,256,439.00	6.76%	359	42.33	6.708	666	83.79
500,000.01- 550,000.00	19	$10,000,363.00	4.43%	353	44.03	7.074	664	84.41
550,000.01- 600,000.00	15	$8,703,825.00	3.86%	359	41.81	6.849	668	87.91
600,000.01- 650,000.00	6	$3,808,900.00	1.69%	358	44.83	6.657	661	87.26
650,000.01- 700,000.00	2	$1,343,500.00	0.60%	359	45.50	6.800	663	82.50
700,000.01- 750,000.00	1	$719,000.00	0.32%	359	49.00	7.400	630	89.32
Total	**882**	**$225,560,632.00**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE IO COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01- 100,000.00	41	$3,581,442.99	1.59%	359	34.09	7.233	671	81.10
100,000.01- 150,000.00	162	$20,454,474.23	9.07%	357	37.24	6.878	665	81.00
150,000.01- 200,000.00	178	$31,193,771.00	13.83%	358	39.46	6.876	671	82.11
200,000.01- 250,000.00	121	$27,282,851.00	12.10%	358	39.47	6.763	668	82.49
250,000.01- 300,000.00	93	$25,646,925.75	11.37%	359	40.42	6.951	669	82.62
300,000.01- 350,000.00	91	$29,929,211.00	13.27%	359	41.08	6.705	671	82.12
350,000.01- 400,000.00	77	$29,045,925.49	12.88%	357	40.31	6.632	668	84.04
400,000.01- 450,000.00	44	$18,592,255.00	8.24%	359	42.54	6.690	672	84.59
450,000.01- 500,000.00	32	$15,256,439.00	6.76%	359	42.33	6.708	666	83.79
500,000.01- 550,000.00	19	$10,000,362.98	4.43%	353	44.03	7.074	664	84.41
550,000.01- 600,000.00	15	$8,703,825.00	3.86%	359	41.81	6.849	668	87.91
600,000.01- 650,000.00	6	$3,808,899.97	1.69%	358	44.83	6.657	661	87.26
650,000.01- 700,000.00	2	$1,343,500.00	0.60%	359	45.50	6.800	663	82.50
700,000.01- 750,000.00	1	$719,000.00	0.32%	359	49.00	7.400	630	89.32
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
121- 180	1	$178,819.00	0.08%	179	20.00	6.250	627	66.23
181- 240	6	$1,477,999.99	0.66%	238	41.24	6.219	674	83.37
301- 360	875	$223,902,064.42	99.27%	359	40.52	6.805	668	83.11
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000- 5.499	11	$3,625,900.00	1.61%	359	42.75	5.325	661	81.40
5.500- 5.999	107	$28,837,420.00	12.78%	357	37.58	5.742	682	80.36
6.000- 6.499	190	$49,402,475.70	21.90%	358	40.57	6.232	671	80.65
6.500- 6.999	224	$57,073,963.82	25.30%	357	40.37	6.735	671	82.18
7.000- 7.499	180	$44,719,302.99	19.83%	359	41.57	7.210	665	84.24
7.500- 7.999	106	$26,331,897.00	11.67%	359	41.03	7.705	658	86.76
8.000- 8.499	41	$9,895,508.90	4.39%	359	41.62	8.237	651	89.87
8.500- 8.999	17	$4,436,990.00	1.97%	359	41.31	8.722	660	90.20
9.000- 9.499	5	$1,040,675.00	0.46%	359	43.38	9.114	641	93.75
9.500- 9.999	1	$194,750.00	0.09%	359	50.00	9.625	622	95.00
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
30.01- 35.00	1	$120,000.00	0.05%	359	22.00	6.550	728	33.33
35.01- 40.00	1	$150,000.00	0.07%	358	44.00	6.550	645	37.98
40.01- 45.00	1	$183,250.00	0.08%	359	48.00	5.550	770	42.62
45.01- 50.00	3	$351,000.00	0.16%	320	37.42	6.750	650	47.71
50.01- 55.00	4	$932,100.00	0.41%	359	39.01	6.301	676	51.42
55.01- 60.00	3	$870,500.00	0.39%	359	36.79	6.313	656	58.95
60.01- 65.00	4	$643,750.00	0.29%	359	34.69	5.964	662	62.89
65.01- 70.00	16	$4,204,882.00	1.86%	351	37.47	6.267	658	68.60
70.01- 75.00	19	$4,316,000.00	1.91%	359	35.74	6.251	666	73.78
75.01- 80.00	562	$133,762,614.47	59.30%	359	41.39	6.668	673	79.96
80.01- 85.00	38	$14,311,105.00	6.34%	354	38.50	6.595	662	84.55
85.01- 90.00	111	$32,756,273.88	14.52%	357	39.35	6.892	659	89.66
90.01- 95.00	119	$32,957,408.06	14.61%	359	40.24	7.535	664	94.71
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
580-599	1	$328,000.00	0.15%	359	49.00	6.825	597	80.00
620-639	219	$55,585,096.98	24.64%	358	40.45	6.928	629	83.90
640-659	223	$56,930,031.88	25.24%	359	40.83	6.871	649	82.91
660-679	142	$39,230,438.00	17.39%	356	40.93	6.878	669	84.03
680-699	123	$29,833,488.81	13.23%	356	40.37	6.712	688	82.59
700-719	85	$19,224,243.24	8.52%	359	39.15	6.686	709	82.82
720-739	38	$12,214,188.00	5.42%	359	40.89	6.334	728	81.21
740-759	25	$6,089,220.00	2.70%	359	41.18	6.657	750	81.28
760-779	15	$3,680,329.00	1.63%	359	39.58	6.456	771	79.60
780-799	7	$1,532,947.50	0.68%	359	41.66	6.325	784	82.42
800>=	4	$910,900.00	0.40%	359	27.28	6.149	807	82.76
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	38	$7,621,451.00	3.38%	355	14.87	6.480	665	83.18
20.01 - 25.00	28	$4,997,770.00	2.22%	359	23.37	6.531	678	79.06
25.01 - 30.00	51	$11,376,768.00	5.04%	359	28.12	6.761	676	85.10
30.01 - 35.00	114	$27,088,006.51	12.01%	358	33.23	6.825	666	83.30
35.01 - 40.00	155	$37,203,747.00	16.49%	358	38.38	6.749	673	83.04
40.01 - 45.00	254	$67,761,810.46	30.04%	357	43.03	6.807	670	83.31
45.01 - 50.00	241	$69,341,330.44	30.74%	359	48.07	6.876	664	82.82
50.01 - 55.00	1	$168,000.00	0.07%	359	54.00	6.675	638	80.00
Total:	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	296	$103,603,328.04	45.93%	358	41.93	6.651	669	82.63
Florida	144	$29,706,103.24	13.17%	358	38.56	6.833	676	81.72
New York	34	$12,933,199.92	5.73%	359	39.78	6.765	665	86.32
Arizona	84	$12,895,917.00	5.72%	358	36.59	7.055	669	83.88
Illinois	51	$10,171,807.23	4.51%	359	40.47	7.394	669	84.99
Nevada	37	$7,095,477.00	3.15%	354	40.77	6.764	674	81.27
Maryland	26	$6,930,227.00	3.07%	355	37.00	7.206	662	84.46
Colorado	37	$5,870,094.00	2.60%	359	39.57	6.383	672	81.41
New Jersey	16	$4,766,718.99	2.11%	349	42.72	7.255	674	86.46
Utah	22	$4,069,310.00	1.80%	359	37.98	6.625	684	82.09
Washington	16	$3,461,446.00	1.53%	359	41.24	6.582	660	83.22
Minnesota	16	$3,352,220.00	1.49%	359	42.10	6.855	646	83.87
Massachusetts	10	$3,335,040.00	1.48%	359	42.38	6.943	654	84.61
Michigan	13	$2,480,807.00	1.10%	359	41.68	7.123	635	83.08
Oregon	10	$2,327,422.99	1.03%	359	42.13	7.069	653	83.49
Connecticut	6	$1,677,750.00	0.74%	359	38.36	7.204	660	87.82
Georgia	7	$1,342,015.00	0.59%	359	38.47	7.538	660	80.47
Ohio	7	$1,333,505.00	0.59%	358	36.41	7.247	649	89.19
Texas	9	$1,081,570.00	0.48%	359	35.48	6.869	647	86.14
Rhode Island	5	$995,820.00	0.44%	359	43.45	7.301	668	83.58
Missouri	6	$728,220.00	0.32%	359	40.49	6.592	643	82.96
Hawaii	2	$669,600.00	0.30%	359	33.29	5.921	665	80.00
Tennessee	2	$567,900.00	0.25%	359	44.78	7.080	646	90.98
North Carolina	3	$550,950.00	0.24%	359	37.09	6.854	669	81.60
Wyoming	3	$515,500.00	0.23%	359	31.63	6.112	660	72.26
Oklahoma	2	$477,275.00	0.21%	358	41.88	7.810	680	89.09
Kansas	2	$447,000.00	0.20%	359	42.57	7.888	660	85.28
Louisiana	3	$320,000.00	0.14%	359	13.69	7.304	629	82.25
Kentucky	1	$319,920.00	0.14%	359	50.00	6.100	648	80.00
Wisconsin	2	$277,700.00	0.12%	359	45.20	6.976	638	79.57
Idaho	2	$248,000.00	0.11%	359	41.50	6.500	681	80.00
New Mexico	2	$248,000.00	0.11%	358	38.97	7.194	724	80.00
Montana	1	$176,000.00	0.08%	359	43.00	6.675	631	80.00
Pennsylvania	1	$172,800.00	0.08%	359	44.00	6.250	716	90.00
New Hampshire	1	$130,320.00	0.06%	359	49.00	8.400	645	80.00
Delaware	1	$105,520.00	0.05%	359	45.00	6.300	626	80.00
Indiana	1	$94,400.00	0.04%	359	41.00	5.800	675	80.00
Iowa	1	$80,000.00	0.04%	357	42.00	7.300	769	80.00
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	860	$221,201,944.41	98.07%	358	40.65	6.800	668	83.0
Second Home	22	$4,356,939.00	1.93%	359	33.27	6.870	693	85.9
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.1**

ased on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	381	$91,735,080.80	40.67%	357	38.56	6.346	667	83.37
Stated Documentation	464	$122,275,985.64	54.21%	359	42.13	7.161	669	82.97
Limited Documentation	37	$11,547,816.97	5.12%	359	38.72	6.606	671	82.44
Total:	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	269	$76,912,940.02	34.10%	356	40.08	6.811	658	85.2
Refinance-Debt Consolidation No Cash Out***	46	$8,190,850.00	3.63%	359	39.46	6.515	671	81.8
Purchase	567	$140,455,093.39	62.27%	359	40.80	6.812	674	81.9
Total:	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.1**

Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. so includes all home equity loans originated in Texas with any cash proceeds.
Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related in. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1	836	$211,026,628.41	93.56%	358	40.52	6.772	670	82.80
2	46	$14,532,255.00	6.44%	359	40.34	7.220	646	87.54
Total	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	727	$188,619,101.19	83.62%	358	40.64	6.769	667	83.47
Two-Four Family	37	$13,971,388.99	6.19%	356	40.49	6.972	671	80.91
Condominium	116	$22,732,393.23	10.08%	359	39.35	6.971	680	81.45
PUD Detached	2	$236,000.00	0.10%	292	44.97	5.964	655	80.00
Total:	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
N/A	199	$53,212,814.14	23.59%	358	40.24	7.290	666	84.58
12	44	$16,236,202.98	7.20%	359	41.86	7.222	661	85.99
24	484	$118,320,294.58	52.46%	358	40.75	6.637	670	82.74
36	155	$37,789,571.71	16.75%	358	39.52	6.446	670	80.91
Total:	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

DESCRIPTION OF THE IO COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	714	$149,009,344.96	66.06%	358	39.59	6.828	669	82.08
Non-Conforming	168	$76,549,538.45	33.94%	358	42.30	6.749	667	85.09
Total:	**882**	**$225,558,883.41**	**100.00%**	**358**	**40.51**	**6.801**	**668**	**83.10**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000- 11.499	11	$3,625,900.00	1.70%	359	42.75	5.325	661	81.40
11.500- 11.999	97	$25,651,670.00	12.05%	356	37.85	5.745	682	81.17
12.000- 12.499	171	$44,408,536.70	20.86%	358	40.78	6.227	672	81.25
12.500- 12.999	212	$54,422,663.83	25.56%	358	40.39	6.737	672	82.16
13.000- 13.499	176	$43,896,302.99	20.62%	359	41.70	7.210	665	84.37
13.500- 13.999	103	$25,661,797.00	12.05%	359	41.30	7.700	658	86.62
14.000- 14.499	38	$9,550,808.90	4.49%	359	42.02	8.240	652	90.08
14.500- 14.999	17	$4,436,990.00	2.08%	359	41.31	8.722	660	90.20
15.000- 15.499	5	$1,040,675.00	0.49%	359	43.38	9.114	641	93.75
15.500- 15.999	1	$194,750.00	0.09%	359	50.00	9.625	622	95.00
Total	**831**	**$212,890,094.42**	**100.00%**	**358**	**40.70**	**6.824**	**668**	**83.42**

DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000- 5.499	11	$3,625,900.00	1.70%	359	42.75	5.325	661	81.40
5.500- 5.999	97	$25,651,670.00	12.05%	356	37.85	5.745	682	81.17
6.000- 6.499	171	$44,408,536.70	20.86%	358	40.78	6.227	672	81.25
6.500- 6.999	212	$54,422,663.83	25.56%	358	40.39	6.737	672	82.16
7.000- 7.499	176	$43,896,302.99	20.62%	359	41.70	7.210	665	84.37
7.500- 7.999	103	$25,661,797.00	12.05%	359	41.30	7.700	658	86.62
8.000- 8.499	38	$9,550,808.90	4.49%	359	42.02	8.240	652	90.08
8.500- 8.999	17	$4,436,990.00	2.08%	359	41.31	8.722	660	90.20
9.000- 9.499	5	$1,040,675.00	0.49%	359	43.38	9.114	641	93.75
9.500- 9.999	1	$194,750.00	0.09%	359	50.00	9.625	622	95.00
Total	**831**	**$212,890,094.42**	**100.00%**	**358**	**40.70**	**6.824**	**668**	**83.42**

DESCRIPTION OF THE IO COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
4.000- 4.249	58	$12,899,347.23	6.06%	359	41.08	7.317	666	84.68
5.750- 5.999	1	$171,920.00	0.08%	359	36.00	5.990	647	80.00
6.000- 6.249	771	$199,649,227.19	93.78%	358	40.70	6.793	669	83.35
7.000- 7.249	1	$169,600.00	0.08%	359	18.00	6.850	628	80.00
Total	**831**	**$212,890,094.42**	**100.00%**	**358**	**40.70**	**6.824**	**668**	**83.42**

DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
April 1, 2007	3	$666,320.99	0.31%	356	35.11	6.208	633	85.12
May 1, 2007	6	$1,426,499.98	0.67%	357	41.30	7.486	653	85.49
June 1, 2007	71	$18,659,995.09	8.77%	358	39.50	6.799	673	84.10
July 1, 2007	539	$138,674,550.00	65.14%	358	41.12	6.819	668	83.17
April 1, 2008	2	$758,899.20	0.36%	356	46.53	6.192	652	88.09
May 1, 2008	4	$1,028,499.92	0.48%	357	36.45	7.764	672	82.84
June 1, 2008	10	$2,312,941.24	1.09%	358	42.04	6.499	698	85.17
July 1, 2008	196	$49,362,388.00	23.19%	358	39.98	6.841	667	83.64
Total	**831**	**$212,890,094.42**	**100.00%**	**358**	**40.70**	**6.824**	**668**	**83.42**

DESCRIPTION OF THE IO COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	831	$212,890,094.42	100.00%	358	40.70	6.824	668	83.42
Total	**831**	**$212,890,094.42**	**100.00%**	**358**	**40.70**	**6.824**	**668**	**83.42**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	831	$212,890,094.42	100.00%	358	40.70	6.824	668	83.42
Total	**831**	**$212,890,094.42**	**100.00%**	**358**	**40.70**	**6.824**	**668**	**83.42**

RBS Greenwich Capital

Finance

Adam Smith	203-618-2271
Patrick Leo	203-618-2952
Greg McSweeney	203-618-2429

Trading

Ron Weibye	203-618-6160
Peter McMullin	203-618-6160

Rating Agency Contacts

Standard & Poor's

Mark Goldenberg	212-438-1641

Moody's

Keren Gabay	212-553-2728

Fitch

Andrea Murad	212-908-0896
Natasha Hanson	212-908-0272